







Annual Report

FIVE STAR QUALITY CARE, INC. is a healthcare services company which operates senior living communities, including independent and congregate care communities, assisted living communities and nursing homes. Five Star operates 170 communities with approximately 19,000 living units located in 30 states, which offer independent living apartments, assisted living accommodations, including specialized care for residents with Alzheimer's, and skilled nursing services. Five Star also operates five institutional pharmacies and two rehabilitation hospitals.

The graph below shows the cumulative total shareholder returns on our common shares, assuming a $100 investment on December 31, 2002, as compared with: (a) the Standard & Poor's SmallCap 600 Index and (b) a self-constructed peer group, composed of the following senior living companies: American Retirement Corporation, Emeritus Corporation, Capital Senior Living Corporation and National Healthcare Corporation. The graph assumes reinvestment of dividends, if any.



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FVE
Peers
S&P 600
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

AMERICAN STOCK EXCHANGE LISTED FVE

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the periods and dates indicated. Our comparative results are impacted by community acquisitions and dispositions during the periods shown. This data should be read in conjunction with, and is qualified in its entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes included in this Annual Report.

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Operating data:					
Total revenues	$972,924	$ 815,586	$727,659	$597,824	$545,380
Net income (loss) from continuing operations	26,095	(109,587)	(79,691)	5,181	(5,079)
Net loss from discontinued operations	(2,769)	(7,078)	(4,468)	(1,890)	(2,860)
Net income (loss)	$ 23,326	$(116,665)	$(84,159)	$ 3,291	$ (7,939)
Basic net income (loss) per share:					
Income (loss) from continuing operations	$ 0.82	$ (3.83)	$ (5.35)	$ 0.59	$ (0.60)
Loss from discontinued operations	(0.08)	(0.25)	(0.30)	(0.22)	(0.34)
Net income (loss)	$ 0.74	$ (4.08)	$ (5.65)	$ 0.37	$ (0.94)
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.75	$ (3.83)	$ (5.35)	$ 0.59	$ (0.60)
Loss from discontinued operations	(0.07)	(0.25)	(0.30)	(0.22)	(0.34)
Net income (loss)	$ 0.68	$ (4.08)	$ (5.65)	$ 0.37	$ (0.94)
Balance sheet data (as of December 31):					
Total assets	$360,454	$ 366,411	$228,940	$222,985	$147,370
Total indebtedness	142,510	171,271	45,329	42,581	10,436
Other long term obligations	27,259	28,098	24,465	18,065	16,196
Total shareholders' equity	$ 86,822	$ 67,430	$ 68,804	$ 95,904	$ 64,427

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL INDUSTRY TRENDS

The senior living industry is experiencing growth as a result of demographic factors. According to census data, the population in the United States over age 75 is growing much faster than the general population. A large number of independent and assisted living communities were built in the 1990s. This development activity caused an excess supply of new, high priced communities. Longer than projected fill up periods resulted in low occupancy, price discounting and financial distress for many independent and assisted living operators. Development activity was significantly reduced in the early part of this decade. We believe that the nationwide supply and demand for these types of facilities is about balanced today. We believe that the aging of the U.S. population and the almost complete reliance of independent and assisted living services upon revenues from residents' private resources should mean that these types of facilities can be profitably operated. However, it appears to us that some investors may be assuming that the improvements in financial results realized at these types of communities during the past few years may continue indefinitely. The reported sales prices being paid today for some independent and assisted living communities seem to exceed replacement cost, including fill up losses. We are concerned that new development activity may occur in the near future, and it is currently unclear whether this activity will result in excess or moderate new supply which can be absorbed without adversely affecting existing market conditions in this industry.

The increasing availability of assisted living facilities in the 1990s caused occupancy at many nursing homes to decline. This fact, together with restrictions on development of new nursing homes by most states, has caused nursing care to be delivered in many older facilities. We believe that many nursing homes currently in operation are becoming physically obsolete and that eventually political pressures from an aging population will cause governmental authorities to permit increased new construction.

Rehabilitation hospitals provide intensive medical services, including physical therapy, occupational therapy and speech language services beyond the capability customarily available in skilled nursing facilities. We believe that if we are successful in our operation of our rehabilitation hospitals, our reputation in the rehabilitation business (including providing outpatient rehabilitation services) will be enhanced. A reputation for providing high quality rehabilitation services may help create opportunities to acquire additional inpatient rehabilitation facilities, or IRFs, or to provide increasing amounts of rehabilitation services at our senior living communities.

Institutional pharmacies provide large quantities of drugs at locations where patients with recurring pharmacy requirements are concentrated. The business rationale for an institutional pharmacy is to deliver drugs and pharmacy services more efficiently and at lower costs than from expensive retail locations which cater to short term requirements. The aging of the population and recent pharmacological innovations have created rapidly growing demand for pharmacy drugs and services. We believe the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MPDIMA, will also increase the demand for pharmacy products and services by Medicare beneficiaries but may reduce profitability, as the government implements various cost control procedures. We cannot predict the net impact of the MPDIMA at this time.

We earn our senior living revenue primarily by providing housing and services to our senior living residents. During 2007, approximately 34% of our senior living revenues came from the Medicare and Medicaid programs and 66% of our senior living revenues came from residents' private resources. We bill all private pay residents in advance for the housing and services to be provided in the following month.

Our material expenses were:

- Wages and benefits—includes wages for our employees working at our senior living communities and wage related expenses such as health insurance, workers compensation insurance and other benefits.
- Other operating expenses—includes utilities, housekeeping, dietary, maintenance, marketing, insurance and community level administrative costs at our senior living communities.
- Hospital expenses—includes wages and benefits for our hospital based staff and other operating expenses related to our hospital business.
- Pharmacy expenses—includes the cost of drugs dispensed to our patients as well as wages and benefits for our pharmacies staff and other operating expenses related to our pharmacy business.
- Rent expense—we lease 142 of our 161 senior living communities and two rehabilitation hospitals from Senior Housing Properties Trust, or Senior Housing, and four senior living communities from Health Care Property Investors, or HCPI.

- General and administrative expenses—principally wage related costs for headquarters and regional staff supporting our communities, hospitals and pharmacies.
- Depreciation and amortization expense—we incur depreciation expense on buildings and furniture and equipment that we own, and we incur amortization expense on certain identifiable intangible assets related to our pharmacy acquisitions.
- Interest and other expenses—primarily includes interest on outstanding debt and amortization of deferred financing costs.

Our reportable segments consist of our senior living community business and our rehabilitation hospital business that we began to operate in October 2006. In the senior living community segment, we operate independent living and congregate care communities, assisted living communities and nursing homes. Our rehabilitation hospital segment provides inpatient health rehabilitation services at our two hospital locations and three satellite locations and outpatient health rehabilitation services at 20 outpatient clinics. We did not report our rehabilitation hospital business as a separate segment in 2006 since we only began to operate these hospitals in October 2006. We do not consider our pharmacy operations to be a significant, separately reportable segment of our business but we report our pharmacy revenues and expense as separate items within our corporate and other activities. All of our operations and assets are located in the United States.

We use segment operating profit as an important measure to evaluate our performance and for business decision making purposes. Segment operating profit excludes interest and other income, interest expense and certain corporate expenses.

Year ended December 31, 2007 versus year ended December 31, 2006

The following tables present an overview comparison of our operations for the years ended December 31, 2007 and 2006:

Senior living communities:

(dollars in thousands, except per day amounts)	For the years ended December 31, 2007	2006	$ Variance	Change
Senior living revenue	$809,934	$744,897	$ 65,037	9%
Senior living wages and benefits	410,447	382,093	28,354	7%
Other senior living operating expenses	202,194	186,396	15,798	8%
Management fees to Sunrise Senior Living Services, Inc., or SLS	—	8,744	(8,744)	−100%
Termination expense for certain SLS management agreements	—	129,913	(129,913)	−100%
Rent expense	118,902	106,781	12,121	11%
Depreciation and amortization	9,386	7,704	1,682	22%
Interest and other expense	1,454	2,768	(1,314)	−47%
Gain on extinguishment of debt	4,491	—	4,491	—
Senior living income from continuing operations	72,042	(79,502)	151,544	191%
No. of communities (end of period)	161	160	—	1
No. of living units (end of period)	17,906	17,935	—	−29
Occupancy	90.3%	90.9%	—	0.6%
Average daily rate	$ 137	$ 125	$ 12	10%
Percent of senior living revenue from Medicare	15%	14%	—	1%
Percent of senior living revenue from Medicaid	19%	19%	—	—
Percent of senior living revenue from private and other sources	66%	67%	—	−1%

Comparable Communities (communities that we operated continuously since January 1, 2006):

(dollars in thousands, except per day amounts)	For the years ended December 31, 2007	2006	$ Variance	Change
Senior living revenue	$772,602	$735,122	$37,480	5%
Senior living community expenses	$581,624	$561,000	$20,624	4%
No. of communities (end of period)	149	149	—	—
No. of living units (end of period)	16,594	16,594	—	—
Occupancy	90.8%	91.1%	—	−0.3%
Average daily rate	$ 140	$ 133	$ 7	5%
Percent of senior living revenue from Medicare	16%	14%	—	2%
Percent of senior living revenue from Medicaid	19%	19%	—	—
Percent of senior living revenue from private and other sources	65%	67%	—	−2%

Rehabilitation hospitals:

(dollars in thousands)	For the years ended December 31, 2007	2006	$ Variance	Change
Hospital revenue	$102,005	$25,494	$76,511	300%
Hospital expenses	92,449	22,954	69,495	303%
Rent expense	10,288	2,475	7,813	316%
Depreciation and amortization	1,085	102	983	964%
Hospital loss from continuing operations	(1,817)	(37)	(1,780)	4,811%

Corporate and Other(1):

(dollars in thousands)	For the years ended December 31, 2007	2006	$ Variance	Change
Pharmacy revenue	$ 60,985	$ 45,195	$ 15,790	35%
Pharmacy expenses	58,012	44,579	13,433	30%
Depreciation and amortization	3,124	2,045	1,079	53%
General and administrative(2)	43,373	33,829	9,544	28%
Interest and other income	6,152	6,806	(654)	−10%
Interest and other expense	5,348	1,596	3,752	235%
Provision for income taxes	1,410	—	1,410	—
Corporate and Other loss from continuing operations	(44,130)	(30,048)	(14,082)	47%

(1) Corporate and other includes operations that we do not consider a significant, separately reportable segment of our business and income and expenses that are not attributable to a specific segment.

(2) General and administrative expenses are not attributable to a specific segment and include items such as corporate payroll and benefits and third party service expenses.

Consolidated:

(dollars in thousands)	For the years ended December 31, 2007	2006	$ Variance	Change
Summary of revenue:				
Senior living revenue	$809,934	$ 744,897	$ 65,037	9%
Hospital revenue	102,005	25,494	76,511	300%
Corporate and Other	60,985	45,195	15,790	35%
Total revenue	$972,924	$ 815,586	$157,338	19%
Summary of income (loss) from continuing operations:				
Senior living communities	$ 72,042	$ (79,502)	$151,544	191%
Rehabilitation hospitals	(1,817)	(37)	(1,780)	4,811%
Corporate and Other	(44,130)	(30,048)	(14,082)	47%
Income from continuing operations	$ 26,095	$(109,587)	$135,682	124%

Year ended December 31, 2007, Compared to year ended December 31, 2006

Senior living communities:

The 9% increase in senior living revenues is due primarily to revenues from the 11 communities we acquired in the third and fourth quarters of 2006, the one community we acquired in April 2007 and higher per diem charges to residents, partially offset by a decrease in occupancy. The 5% increase in senior living revenue at the communities that we have operated continuously since January 1, 2006 is due primarily to higher per diem charges to residents, partially offset by a decrease in occupancy.

Our 7% increase in senior living wages and benefits costs is primarily due to wages and benefits at the 11 communities we acquired in the third and fourth quarters of 2006, the one community we acquired in April 2007 and wage increases. The 8% increase in other senior living operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, primarily results from the operating expenses at the 11 communities we acquired in the third and fourth quarters of 2006, the one community we acquired in April 2007, and increased charges from third parties. The senior living community expenses for the senior living communities that we have operated continuously since January 1, 2006 have increased by 4%, principally due to wage and benefit increases. Management fees to SLS were eliminated after our termination of the last of our management agreements with SLS in 2006. The 11% rent expense increase in 2007 over 2006 is due to the communities that we began to lease in 2006, percentage rent payment in 2007 and our payment of additional rent for senior living community capital improvements purchased by Senior Housing since January 1, 2006.

The 22% increase in depreciation and amortization for the year ended December 31, 2007 is primarily attributable to our purchase of furniture and fixtures for our communities as well as the one community we acquired in April 2007.

Our interest and other expense decreased by 47% because in February 2007 we prepaid six U.S. Department of Housing and Urban Development, or HUD, insured mortgages that were secured by five of our communities. We recognized a net gain of $3.6 million on extinguishments of these mortgages that consisted of the elimination of $4.3 million of debt premium offset by $725,000 in prepayment penalties. In April 2007, we prepaid an additional HUD insured mortgage that was secured by one of our communities. We recognized a net gain of $934,000 on extinguishment of this mortgage that consisted of the elimination of $1.0 million of debt premium offset by $116,000 in prepayment penalties. This decrease was partially offset by interest we incurred on a $4.6 million HUD insured mortgage that we assumed in connection with the community we acquired in April 2007.

Rehabilitation hospitals:

The increase in hospital revenues, hospital expenses, rent expense and depreciation and amortization expense from our hospitals in 2007 over 2006 is a result of our beginning operations at our hospitals in October 2006. We are currently experiencing losses from our operation of these rehabilitation hospitals, and we may be unable to operate these hospitals profitably. The percentage of patients at one of our hospitals who are required to meet certain Medicare criteria increased to 65% on July 1, 2007 and this percentage requirement was scheduled to increase to 65% at the other hospital on January 1, 2008, and to 75% at both of our hospitals in the future. However, this Medicare requirement has recently been rolled back to 60% for both hospitals for fiscal years starting on and after July 1, 2007. We believe that we are in compliance with these current Medicare requirements. Effective for payment units on and after April 1, 2008, Medicare rate increases for these hospitals are set at zero percent for federal fiscal years 2008 and 2009. We believe the recent roll back may allow us to operate these hospitals profitably, but expect this profit if it occurs to be modest, because of zero Medicare rate increases scheduled for 2008 and 2009.

Corporate and other:

The 35% and 30% in 2007 increase in revenues and expenses, respectively, from our pharmacies is primarily the result of our acquiring one pharmacy in each of May 2006 and November 2006.

The 28% increase in general and administrative expenses for the year ended December 31, 2007 over the same period in 2006 results from our acquisition of 11 communities in the third and fourth quarters of 2006, from the communities we began to operate in 2006 that were previously managed for us by SLS and from the rehabilitation hospitals we began to operate in October 2006.

The 53% increase in depreciation and amortization expense for the year ended December 30, 2007 over the same period in 2006 is primarily attributable to increases in assets associated with our pharmacy acquisitions.

Our interest and other income decreased by $654,000, or 10%, for the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily as a result of a $2.4 million payment from HealthSouth in 2006 to settle numerous transition matters and claims related to our assumption of the operations of the two rehabilitation hospitals, offset by interest income on higher levels of investable cash in 2007 resulting from our Convertible Senior Notes due 2026, or the Notes, offering.

Our interest and other expense increased in 2007 by $3.8 million, due to the issuance of the Notes in October 2006.

For the year ended December 31, 2007, we recognized taxes of $1,410, which includes $1,171 of alternative minimum taxes and certain state taxes that are payable without regard to our tax loss carry forwards and $239 of a deferred tax liability arising from the amortization of goodwill for tax purposes but not for book purposes.

Discontinued operations:

Loss from discontinued operations for the year ended December 31, 2007 decreased $4.3 million to $2.8 million, compared to a loss of $7.1 million for the year ended December 31, 2006. The losses in both years are primarily due to operating expenses we incurred as a result of our shutting down operations at two communities in each of 2007 and 2006 and two pharmacies in 2007. These losses were lower in 2007 because we sold two of the communities which incurred losses in 2006, in 2006.

Year ended December 31, 2006 versus year ended December 31, 2005

The following tables present an overview comparison of our operations for the years ended December 31, 2006 and 2005:

Senior living communities:

	For the years ended December 31,			
(dollars in thousands, except per day amounts)	2006	2005	$ Variance	Change
Senior living revenue	$744,897	$698,012	$ 46,885	7%
Senior living wages and benefits	382,093	356,068	26,025	7%
Other senior living operating expenses	186,396	178,786	7,610	4%
Management fees to SLS	8,744	21,256	(12,512)	−59%
Termination expense for certain SLS management agreements	129,913	86,286	43,627	51%
Impairment of assets	—	1,940	−1,940	−100%
Rent expense	106,781	97,508	9,273	10%
Depreciation and amortization	7,704	5,870	1,834	31%
Interest and other expense	2,768	2,427	341	14%
Senior living income from continuing operations	(79,502)	(52,129)	(27,373)	−53%
No. of communities (end of period)	160	149	—	11
No. of living units (end of period)	17,935	16,618	—	1,317
Occupancy	90.9%	90.1%	—	0.8%
Average daily rate	$ 125	$ 128	$ (3)	−2%
Percent of senior living revenue from Medicare	14%	15%	—	−1%
Percent of senior living revenue from Medicaid	19%	20%	—	−1%
Percent of senior living revenue from private and other sources	67%	65%	—	2%

Comparable Communities (communities that we operated continuously since January 1, 2005):

(dollars in thousands, except per day amounts)	For the years ended December 31, 2006	2005	$ Variance	Change
Senior living revenue	$709,322	$683,463	$25,859	4%
Senior living community expenses	$536,551	$522,382	$14,169	3%
No. of communities (end of period)	144	144	—	—
No. of living units (end of period)	16,160	16,160	—	—
Occupancy	90.4%	90.4%	—	—
Average daily rate	$ 133	$ 128	$ 5	4%
Percent of senior living revenue from Medicare	14%	15%	—	−1%
Percent of senior living revenue from Medicaid	20%	20%	—	—
Percent of senior living revenue from private and other sources	66%	65%	—	1%

Rehabilitation hospitals:

(dollars in thousands)	For the years ended December 31, 2006	2005	$ Variance	Change
Hospital revenue	$25,494	$ —	$25,494	—
Hospital expenses	22,954	—	22,954	—
Rent expense	2,475	—	2,475	—
Depreciation and amortization	102	—	102	—
Hospital loss from continuing operations	(37)	—	(37)	—

Corporate and Other(1):

(dollars in thousands)	For the years ended December 31, 2006	2005	$ Variance	Change
Pharmacy revenue	$ 45,195	$ 29,647	$15,548	52%
Pharmacy expenses	44,579	28,233	16,346	58%
Depreciation and amortization	2,045	1,093	952	87%
General and administrative(2)	33,829	28,221	5,608	20%
Interest and other income	6,806	1,543	5,263	341%
Interest and other expense	1,596	1,205	391	32%
Provision for income taxes	—	—		
Corporate and Other loss from continuing operations	(30,048)	(27,562)	(2,486)	−9%

(1) Corporate and other includes operations that we do not consider a significant, separately reportable segment of our business and income and expenses that are not attributable to a specific segment.

(2) General and administrative expenses are not attributable to a specific segment and include items such as corporate payroll and benefits and outside service expenses.

Consolidated:

(dollars in thousands)	For the years ended December 31, 2006	2005	$ Variance	Change
Summary of revenue:				
Senior living revenue	$ 744,897	$698,012	$ 46,885	7%
Hospital revenue	25,494	—	25,494	—
Corporate and Other	45,195	29,647	15,548	52%
Total revenue	$ 815,586	$727,659	$ 87,927	12%
Summary of income (loss) from continuing operations:				
Senior living communities	$ (79,502)	$ (52,129)	$(27,373)	−53%
Rehabilitation hospitals	(37)	—	(37)	—
Corporate and Other	(30,048)	(27,562)	(2,486)	−9%
Income from continuing operations	$(109,587)	$ (79,691)	$(29,896)	−38%

Year ended December 31, 2006, Compared to year ended December 31, 2005

Senior living communities:

The 7% increase in senior living revenues is due primarily to revenues from the six communities we acquired in June 2005, the 11 communities we acquired in the third and fourth quarter of 2006, higher per diem charges to residents and a slight increase in occupancy. The 4% increase in senior living revenue at the communities that we have operated continuously since January 1, 2005 is due primarily to higher per diem charges to residents.

Our 7% increase in senior living wages and benefits costs is primarily due to wages and benefits at the six communities we acquired in June 2005, the 11 communities we acquired in the third and fourth quarter of 2006 and wage increases. The 4% increase in other senior living operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, primarily results from the other operating expenses at the six communities we acquired in June 2005, the 11 communities we acquired in the third and fourth quarters of 2006 and increased charges from third parties. The senior living community expenses for the senior living communities that we have operated continuously since January 1, 2005 have increased by 3%, principally due to wage and benefit increases. Management fees to SLS decreased due to our termination of 12 management agreements in November 2005, one agreement in February 2006, 10 agreements in June 2006 and seven agreements in December 2006. The 10% rent expense increase is primarily due to the communities that we began to lease in 2005 and 2006 and our payment of additional rent for senior living community capital improvements purchased by Senior Housing since January 1, 2005.

In April 2006, we sent notices to SLS to terminate management agreements for 10 of the 17 senior living communities that SLS then managed for us. On June 1, 2006, we paid SLS termination fees totaling $89.8 million and terminated the SLS management agreements for these 10 communities. In December 2006, we terminated the last seven agreements under which SLS managed senior living communities for us and paid SLS termination fees totaling $40.1 million. We no longer pay management fees to SLS.

The 31% increase in depreciation and amortization for the year ended December 31, 2006 over the same period in 2005 is primarily attributable to our purchase of furniture and fixtures for our communities.

Our interest and other expense increased in 2006 by 14% primarily due to the mortgages we assumed in connection with certain acquisitions.

Rehabilitation hospitals:

The increase in hospital revenues, hospital expenses, rent expense and depreciation and amortization expense from our hospitals in 2006 over 2005 is a result of our beginning operations at our hospitals in October 2006.

Corporate and other:

The 52% and 58% increase in revenues and expenses, respectively from our pharmacies is primarily the result of our acquiring one pharmacy in each June 2005, December 2005, May 2006 and November 2006.

The 20% increase in general and administrative expenses for the year ended December 31, 2006 over the same period in 2006 results from the six communities we acquired in June 2005, the 11 communities in the third and fourth quarters of 2006, from the communities we began to operate in 2006 that were previously managed for us by SLS and from the rehabilitation hospitals we began to operate in October 2006.

The 87% increase in depreciation and amortization expense for the year ended December 30, 2006 is primarily attributable to increases in assets associated with our pharmacy acquisitions.

Our interest and other income increased by $5.3 million or 341%, for the year ended December 31, 2006, compared to the year ended December 31, 2005, as a result of a payment from HealthSouth to settle numerous transition matters and claims related to our assumption of the operations of the two rehabilitation hospitals. The amount of this settlement was approximately $2.4 million. Interest and other income also increased as a result of higher levels of investable cash and increased yields on our cash and investments.

Our interest and other expense increased by 32%, due to the issuance of the Notes in October 2006.

We did not recognize any federal taxes for the year ended December 31, 2006.

Discontinued operations:

Loss from discontinued operations for the year ended December 31, 2006 increased $2.6 million to $7.1 million, compared to a loss of $4.5 million for the year ended December 31, 2005. The losses in both years are primarily due to operating expenses we incurred as a result of our shutting down operations at two communities in each of 2005 and 2006.

LIQUIDITY AND CAPITAL RESOURCES

We believe that a combination of our cash on hand, our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility and our ability to sell to Senior Housing certain capital improvements made to communities that we lease from Senior Housing will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

Recent Developments: Investments

At December 31, 2007, we had $61.8 million invested in auction rate securities, or ARS, which we classified as current assets and $500,000 in ARS included in our self insurance reserves classified as restricted investments on our balance sheet. As of February 28, 2008, we have $74.9 million and $500,000 of ARS in these accounts, respectively. After successful auctions in January 2008, starting in February 2008, as a result of recent changes in the capital markets, auctions affecting approximately $43.3 million of our ARS failed to close on their settlement dates. We do not know if auctions affecting the balance of our ARS; or future auctions for the ARS securities which have failed, will successfully close on future auction settlement dates.

Our ARS consists primarily of bonds issued by various entities to fund student loans pursuant to the Federal Family Education Loan Program. The maturities of our ARS range from 2032 to 2047. However, historically we have had the option to liquidate our investments in the ARS whenever the interest rates are reset at auctions, usually every 35 days. All of our ARS were rated "AAA" by at least one nationally recognized debt rating agency when we made these investments, and, to our knowledge, none of these ratings have been reduced. Pursuant to the terms of our ARS, whenever reset auctions fail to close, the interest payable to us on these ARS increases. We are presently monitoring developments in the ARS markets together with the broker dealer who has marketed the ARS which we own, but based upon our analysis of impairment factors, we have determined that our ARS are not impaired at this time and that the value of these investments is approximately equal to their carrying value.

The funds which we invested in ARS were funds we were holding to invest in potential acquisitions which we have not yet identified or to satisfy longer term self insurance obligations. Accordingly, these funds are not needed to fund our current operations and we do not expect that the failure of auctions affecting our ARS holdings to have a material adverse impact upon us, unless the ARS market remains illiquid for an extended period, our ARS' ratings are reduced and/or the value of these securities declines. Nonetheless, the current illiquidity of these investments may mean we are unable to take advantage of other investment opportunities which would grow our operating businesses.

Assets and Liabilities

Our total current assets at December 31, 2007 were $186.0 million, compared to $205.8 million at December 31, 2006. At December 31, 2007 and December 31, 2006, we had cash and cash equivalents of $31.0 million and $46.2 million, respectively. Our current liabilities were $104.1 million at December 31, 2007, compared to $132.9 million at December 31, 2006. The decrease in both current assets and current liabilities is primarily the result of our prepayment of seven mortgages in 2007.

Our Leases with Senior Housing

As of December 31, 2007, we leased 142 senior living communities and two rehabilitation hospitals from Senior Housing under six leases. Our leases with Senior Housing require us to pay minimum rent of $128.9 million annually and percentage rent for most of senior living communities but not our rehabilitation hospitals. We paid approximately $2.1 million and $1.1 million in percentage rent to Senior Housing for the years ended December 31, 2007 and 2006, respectively.

Upon our request, Senior Housing reimburses our capital expenditures made at the communities we lease from Senior Housing and increases our rent pursuant to contractual formulas. Senior Housing reimbursed us $47.7 million during the year ended December 31, 2007 for capital expenditures made at these leased communities and increased our annual rent by $4.5 million.

The terms of our leases with Senior Housing contain provisions whereby Senior Housing may cancel our rights under these agreements upon the acquisition by any person or group of more than 9.8% of our voting stock and upon other "change of control" events. These leases also limit our ability to create, incur, assume or guarantee indebtedness. As of March 4, 2008, we believe we are in compliance with the terms of our leases with Senior Housing.

Our Revenues

Our revenues from services to residents at our senior living communities and patients of our rehabilitation hospitals and clinics are our primary source of cash to fund our operating expenses, including rent, principal and interest payments on our debt and our capital expenditures.

At some of our communities, operating revenues for nursing home services are received from the Medicare and Medicaid programs. Medicare and Medicaid revenues from senior living services were earned primarily at our 49 nursing homes. We derived 34% and 33% of our senior living revenues from these programs for the years ended December 31, 2007 and 2006, respectively.

Our net Medicare revenues from services to senior living community residents totaled $124.5 million and $103.7 million for the years ended December 31, 2007 and 2006, respectively. In October 2007 and 2006, our senior living community Medicare rates increased by approximately 3.6% and 3.3%, respectively, over the prior period. Our net Medicaid revenues from services to senior living community residents totaled $147.1 million and $141.7 million for the years ended December 31, 2007 and 2006, respectively. The Bush administration and certain members of the Senate and the House of Representatives have proposed Medicare and Medicaid policy changes and rate reductions to be phased in during the next several years. In addition, some of the states in which we operate either have not raised Medicaid rates by amounts sufficient to offset increasing costs or are expected to reduce Medicaid funding. The magnitude of the potential Medicare and Medicaid rate reductions and the impact on us of the failure of these programs to increase rates to match increasing expenses, as well as the impact on us of the potential Medicare and Medicaid policy changes, cannot currently be estimated, but they may be material to our operations and may affect our future results of operations.

We began to operate two rehabilitation hospitals in October 2006. Approximately 69% and 72% of our revenues from these hospitals came from the Medicare and Medicaid programs for the year ended December 31, 2007 and three months ended December 31, 2006, respectively. In October 2007, our rehabilitation hospital Medicare rates increased by approximately 3.5% over the prior period. However, for payment units on and after April 1, 2008, Medicare rate increases for these hospitals are set at zero per cent for federal fiscal years 2008 and 2009. In May 2004, Federal Centers for Medicare and Medicaid Services, or CMS, issued a rule establishing revised Medicare criteria that rehabilitation hospitals are required to meet in order to participate as IRFs in the Medicare program. As recently amended, the rule requires that for cost reporting periods starting on and after July 1, 2006, 60% of a facility's inpatient population must require intensive rehabilitation services for one of the CMS's designated medical conditions. An IRF that fails to meet the requirements of this rule is subject to reclassification as a different type of healthcare provider; and the effect of such reclassification would be to lower Medicare payment rates. As of December 31, 2007 and March 4, 2008, we believe we are in compliance with the CMS requirements to remain an IRF. However, the actual percentage of patients at these hospitals who meet these Medicare requirements may not be or remain as high as we believe or, anticipate or may decline. Our failure to remain in compliance, if it occurs, will result in our receiving lower Medicare rates than we currently receive at our hospitals.

Termination of SLS Management Agreements

To better understand the results of our ongoing operating business for the years ended December 31, 2006 and 2005 and to enable investors to more readily compare our operating results from those years to prior periods, as well as future years, we believe it may be useful to consider what our results of operations would have been in 2006 and 2007, excluding our termination payments to SLS. The information in the following chart should not be considered as an alternative to income (loss) from continuing operations or income (loss) from continuing operations per share or any other operating or performance measure established by accounting principles generally accepted in the United States.

	For the year ended December 31,	
	2006	2005
Loss from continuing operations	$(109,587)	$(79,691)
Exclude termination expense for certain Sunrise management agreements	129,913	86,286
Income from continuing operations excluding termination charges	$ 20,326	$ 6,595

Insurance

Recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance, have had an adverse impact upon our results of operations. Although we self insure a large portion of these costs, our costs have increased as a result of the higher costs that we incur to settle claims and to purchase re-insurance for claims in excess of the self insurance amounts. These increased costs may continue in the future.

Acquisitions and Related Financings

Between September and December 2006, we agreed to lease from Senior Housing 11 senior living communities with 1,284 units which Senior Housing acquired from third parties. Three of these communities are assisted living communities, three are assisted living communities which offer some skilled nursing services, three are only independent living communities and two are continuing care retirement communities which offer independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these 11 communities is $9.0 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2007. We added these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay substantially all of our charges at these communities from their private resources.

In April 2007, we acquired a 48 unit assisted living community located in Tennessee for $5.0 million We financed the acquisition by assuming a $4.6 million non recourse HUD insured mortgage and paying the balance of the purchase price with cash on hand. The interest rate on the assumed HUD insured mortgage is 7.65%. Residents pay substantially all of our charges at this community from their private resources.

In January and February 2008, we leased nine senior living communities with 1,032 units which Senior Housing acquired from third parties. Eight of these communities are assisted living communities (one of which offers some skilled nursing services and one of which offers some independent living services) and one is a continuing care retirement community which offers independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these nine communities is $10.7 million per year, plus future increases calculated as a percentage of the revenue increases for all of these communities after 2009. We added these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources.

We currently intend to lease from Senior Housing 15 additional senior living communities with a total of 772 units which Senior Housing has agreed to purchase from three unrelated parties. All of these communities are assisted living communities. We expect our rent to Senior Housing for these 15 communities to be $11.9 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2009. We intend to add these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources. Senior Housing's purchase and our lease of these properties are contingent upon further diligence, consent from mortgage lenders and other customary closing conditions. We can provide no assurance that we will lease these properties.

Pharmacies

Between September 2003 and November 2006, we acquired six institutional pharmacies and one mail order pharmacy located in Wisconsin, Nebraska, California, South Carolina and Virginia. Our total purchase price for these pharmacies was $15.8 million, including $5.9 million in 2006.

Rehabilitation Hospitals

We commenced operations at our two hospitals on October 1, 2006. Our lease with Senior Housing for these two hospitals expires on June 30, 2026, with one renewal option for an additional 20 years. Our rent payable to Senior Housing for these hospitals is $10.6 million per year.

Discontinued Operations

During 2007, we agreed with Senior Housing that it should sell two assisted living communities in Pennsylvania, which we currently lease. We and Senior Housing are in the process of selling these assisted living communities and, upon their sale, our annual rent payable to Senior Housing will decrease by 9.5% of the net proceeds of the sale to Senior Housing. As of December 31, 2007, we have disposed of substantially all of our assets and settled all liabilities related to two senior living communities in Pennsylvania.

In December 2007, we decided to sell our institutional pharmacy located in California and our mail order pharmacy located in Nebraska. The assets and liabilities related to these two pharmacies that we expect to sell are presented separately in the consolidated balance sheet.

We have reclassified the consolidated statement of operations for all periods presented to show the results of operations of the communities and pharmacies which have been sold or are expected to be sold as discontinued. A summary of the operating results of these discontinued operations included in the financial statements for the years ended December 31, 2007 and 2006 is:

	For the years ended December 31,	
	2007	2006
Revenues	$12,910	$30,829
Expenses	15,679	37,907
Net loss	$(2,769)	$(7,078)

Equity and Debt Financings

In August and September 2005, we issued 7,750,000 common shares in an underwritten public offering raising net proceeds of $55.6 million. We used a portion of the proceeds raised in this offering to pay off a $24.0 million first mortgage line of credit with Senior Housing and to reduce amounts outstanding under our revolving credit facility, and we added the remainder to available cash balances. In April 2006, we issued 11,500,000 common shares in an underwritten public offering raising net proceeds of $114.0 million. We used a portion of the proceeds raised in this offering to pay $89.8 million in termination fees for 10 SLS management agreements we terminated in June 2006, and we added the remainder to available cash balances. In October 2006, we issued $126.5 million principal amount of our Notes. We used the proceeds raised to pay $40.1 million in termination fees for the remaining 20 management agreements with SLS, and we added the remainder to available cash balances. In April 2007, we financed the acquisition of a 48 unit assisted living community located in Tennessee for $5.0 million by assuming a $4.5 million non recourse HUD insured mortgage and paying the balance of the purchase price with cash on hand. The coupon interest rate on the assumed HUD insured mortgage is 7.65% and its effective market rate is 5.75%.

Contractual Obligations Table

As of December 31, 2007, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations(1)	$ 142,510	$ 200	$ 375	$ 447	$ 141,488
Operating Lease Obligations(2)	1,541,984	130,080	260,160	260,160	891,584
Other Long Term Liabilities Reflected on our Balance Sheet(3)	24,100	—	14,468	5,163	4,469
Total	$1,708,594	$130,280	$275,003	$265,770	$1,037,541

(1) Debt Obligations are the amounts due under several HUD insured mortgages as well as our outstanding Notes.

(2) Operating Lease Obligations are the minimum lease payments to Senior Housing and HCPI through the lease terms ending between 2014 and 2026. These amounts do not include percentage rent that may become payable under these leases.

(3) Other Long Term Liabilities Reflected on our Balance Sheet are primarily insurance reserves related to workers compensation and professional liability insurance.

Debt Instruments and Covenants

In June 2007, we amended our revolving line of credit. The amendment increased the line from $25.0 million to $40.0 million, extended the termination date to May 8, 2009 and reduced the annual interest charged by 25 basis points. Our revolving line of credit is available for acquisitions, working capital and general business purposes. The amount we are able to borrow at any time is subject to limitation based upon qualifying collateral. We are the borrower under this revolving credit facility and certain of our subsidiaries guarantee our obligations under the facility, which is secured by our and our guarantor subsidiaries' accounts receivable, deposit accounts and related assets. The facility contains covenants requiring us to maintain collateral, minimum net worth and certain other financial ratios, places limits on our ability to incur or assume debt or create liens with respect to certain of our properties and has other customary provisions. In certain circumstances and subject to available collateral and lender approvals, the maximum amount which we may draw under this credit facility may be increased to $80.0 million. The termination date may be extended twice, in each case by twelve months, subject to lender approval, our payment of extension fees and other conditions. As of December 31, 2007 and March 4, 2008, no amounts were outstanding under this credit facility. As of December 31, 2007 and March 4, 2008, we believe we are in compliance with all applicable covenants under this revolving credit facility.

In 2007, we prepaid seven mortgages that were secured by six of our senior living communities. We paid $28.9 million to retire these seven mortgages, which consisted of approximately $28.0 million in principal and interest and $840,000 in prepayment penalties. Because we had carried these mortgages at a premium to their face value, we recognized a net gain of $4.5 million in connection with the early extinguishment of debt.

At December 31, 2007, four of our communities remained encumbered by five HUD insured mortgages totaling $16.0 million. The weighted average interest rate on these mortgages is 6.6%. Payments of principal and interest are due monthly until maturities at varying dates ranging from January 2038 to May 2039. These mortgages contain standard HUD mortgage covenants. As of December 31, 2007 and March 4, 2008, we believe we are in compliance with all covenants of these mortgages.

In October 2006, we issued $126.5 million principal amount of Notes. Our net proceeds from this issuance were approximately $122.6 million. These Notes are convertible into our common shares at any time. The initial conversion rate, which is subject to adjustment in certain circumstances, is 76.9231 common shares per $1,000 principal amount of notes, which represents an initial conversion price of $13.00 per share.

The Notes bear interest at a rate of 3.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, starting on April 15, 2007. The Notes mature on October 15, 2026. On or after October 20, 2011, we may redeem the Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest. On each of October 15, 2013, October 15, 2016 and October 15, 2021, holders of the Notes may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest. If a "fundamental change," as defined in the indenture governing the Notes, occurs, holders of the Notes may require us to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest and, in certain circumstances, plus a make whole premium as defined in the indenture governing the Notes. A holder that surrenders Notes for conversion in connection with a "make whole fundamental change," as defined in the indenture governing the Notes, that occurs before October 20, 2011 may in some circumstances be entitled to an increased conversion rate (i.e. a lower per share conversion price). The Notes are guaranteed by certain of our wholly owned subsidiaries. Our subsidiary guarantors may be released from their obligations under certain circumstances. As of December 31, 2007 and March 4, 2008, we believe we are in compliance with all covenants of the indenture pursuant to which these Notes were issued.

Off Balance Sheet Arrangements

As of December 31, 2007, we had no off balance sheet arrangements, commercial paper, derivatives, swaps, hedges, third party guarantees, material joint ventures or partnerships.

RELATED PERSON TRANSACTIONS

We were a 100% owned subsidiary of Senior Housing before December 31, 2001. On December 31, 2001, Senior Housing distributed substantially all of our then outstanding shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing and others pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a real estate investment trust, or a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without the consent of Senior Housing;
- so long as we are a tenant of Senior Housing, we will not permit nor take any action that, in the reasonable judgment of Senior Housing, might jeopardize the tax status of Senior Housing as a REIT;
- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events affecting us, as defined, to cancel all of our rights under the leases we have with Senior Housing; and
- so long as we have a shared services agreement with Reit Management & Research LLC, or RMR, we will not acquire or finance any real estate without first giving Senior Housing or any other publicly owned REIT or other entity managed by RMR, the opportunity to acquire or finance real estate investments of the type in which Senior Housing or any other publicly owned REIT or other entity managed by RMR, respectively, invests.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. One of our managing directors, Mr. Portnoy, is currently a managing trustee of Senior Housing.

Of the 161 senior living communities we operated on December 31, 2007, 142 are leased from Senior Housing for total annual rent of $118.3 million. In addition, we also lease our two rehabilitation hospitals from Senior Housing for a total minimum rent of $10.6 million.

Since January 1, 2007, we have entered into several transactions with Senior Housing, including:

- In March 2007, we agreed with Senior Housing that it should sell two assisted living communities in Pennsylvania, which we lease from Senior Housing. We and Senior Housing are in the process of selling these assisted living communities and, upon their sale, our annual rent payable to Senior Housing will decrease by 9.5% of the net proceeds of the sale to Senior Housing in accordance with the terms of the lease.
- During 2007, as permitted by our leases with Senior Housing, we sold to Senior Housing, at cost, approximately $47.7 million of improvements made to properties leased from Senior Housing, and, as a result, our annual rent payable to Senior Housing increased by approximately $4.5 million.
- In January and February 2008, we leased nine senior living communities with 1,032 units which Senior Housing acquired from third parties. Eight of these communities are assisted living communities (one of which offers some skilled nursing services and one of which offers some independent living services) and one is a continuing care retirement community which offers independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these nine communities is $10.7 million per year, plus future increases calculated as a percentage of the revenue increases for all of these communities after 2009. We added these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources.
- We currently intend to lease from Senior Housing 15 additional senior living communities with a total of 772 units which Senior Housing has agreed to purchase from three unrelated parties. All of these communities are assisted living communities. We expect our rent to Senior Housing for these 15 communities to be $11.9 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2009. We intend to add these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources. Senior Housing's purchase and our lease of these properties are contingent upon further diligence, consent from mortgage lenders and other customary closing conditions. We can provide no assurance that we will lease these properties.

RMR provides certain management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2007, 2006 and 2005, were $6.1 million, $4.9 million and $4.7 million, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs we pay with respect to our internal audit function. Our share of RMR's costs in providing that function for the years ended 2007, 2006 and 2005 was $169,000, $173,000 and $106,938, respectively. The fact that RMR has responsibilities to other entities, including our most significant landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, our shared services agreement with RMR allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is beneficially owned by Messrs. Barry M. Portnoy, one of our managing directors, and his son, Adam D. Portnoy, who is President and Chief Executive Officer and a director of RMR and a managing trustee of Senior Housing. Messrs. Barry Portnoy and Gerard Martin, our managing directors, are directors of RMR.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we paid to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR is the owner of the buildings in which our corporate headquarters is located. This lease expires in 2011. We recorded rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2007, 2006 and 2005 of $1.3 million, $938,000 and $711,000, respectively. This lease has been amended at various times to take into account our needs for increasing space and all amendments to this lease have been approved by our independent directors.

One of our hospitals' outpatient clinics leases space from HRPT Properties Trust, or HRPT, a REIT managed by RMR. We recorded rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2007 and 2006 of $52,275 and $8,388, respectively.

In December 2006, we began leasing space for a regional office in Atlanta, Georgia from HRPT. This lease expires in 2011. We recorded rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2007 and 2006 of $61,000 and $5,000, respectively.

We believe that all our transactions with related parties are on reasonable commercial terms. We also believe that our relationship with Senior Housing and RMR benefits us and, in fact, provide us competitive advantages in operating and growing our businesses. Moreover, all transactions between us and related parties, including Senior Housing and RMR, are approved by our independent directors.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizable value of long term assets, accounting for long term care contracts, accounting for business combinations, our assessment of reserves related to our self insurance programs and our evaluation of impairment factors affecting our ARS.

Our revenue recognition policies involve judgments about Medicare and Medicaid rate calculations. These judgments are based principally upon our experience with these programs and our knowledge of current rules and regulations applicable to these programs. We recognize revenues when services are provided and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment, and sometimes retroactive legislative changes.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivables, the terms of the agreements with our residents, their third party payors or other obligors, the residents or payors stated intent to pay, the residents or payors financial capacity and other factors which may include litigation or rate and payment appeal proceedings.

We regularly evaluate whether events or changes in circumstances have occurred that could indicate impairment in the value of our long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we determine the amount of impairment loss, if any, by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance, recent sales of similar assets, market conditions and projected discounted cash flows of properties using standard industry valuation techniques. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At one of our communities, we offer continuing care contracts under which residents may pay admission fees in exchange for reduced charges during their occupancy. These fees may be refundable or non-refundable, or partially refundable and partially non-refundable. We record these fees as obligations on our balance sheet and amortize the non-refundable amounts into revenue over the actuarially determined remaining lives of the individual residents which are the expected periods of occupancy. Actuarially determined remaining lives are estimates based upon general demographic samplings and averages. Our decision to amortize the non-refundable fees over actuarially determined lives is based upon our estimates that these residents will remain at our facilities for that period. The actual remaining lives and the actual period of occupancy of the individual residents who pay the non-refundable fees may differ materially from these estimates. In the future, if we find that such differences are material, we may change the actuarial tables which we use and we may change our estimates that these residents will remain at our facilities for these periods; and these changes could have a material impact upon our financial statements.

Each of our acquisitions has been accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics and in some cases third party appraisals.

Determining reserves for the self insurance portions of our insurance programs involves significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims, claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves; however, these reserves may prove to be materially inaccurate.

We recently evaluated our ARS to determine if they have been impaired and we expect to do so regularly hereafter. If there is an indication that the carrying value of our ARS is less than its estimated fair value, we would record a loss in our consolidated statement of operations. We determine the estimated fair value of our ARS by reviewing the ratings of the securities we hold. We also review any guarantors of our ARS, if applicable. Some of our judgments and estimates are based upon published industry statistics and in some cases third party professionals and any errors in our estimates or judgments could have a material effect on our financial statements.

In the future we may need to revise the judgments, estimates and assessments we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

Recently Announced Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards "Fair Value Measurements", or SFAS 157. SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. SFAS 157 applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements. SFAS 157 will be effective beginning with the first quarter of 2008. We do not expect the adoption of SFAS 157 will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115", or SFAS 159. SFAS 159 allows companies to choose to measure eligible assets and liabilities at fair value with changes in value recognized in earnings. Fair value treatment for eligible assets and liabilities may be elected either prospectively upon initial recognition, or when an event triggers a new basis of accounting for an existing asset or liability. SFAS 159 will be effective beginning with the first quarter of 2008. We do not expect at this time to elect to re-measure any of our existing financial assets or liabilities under the provisions of SFAS 159.

INFLATION AND DEFLATION

Inflation in the past several years in the U.S. has been modest. Future inflation might have either positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase. Also, our ability to affect rate increases paid by the Medicare and Medicaid programs will be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consists of our minimum rental obligations to Senior Housing and HCPI. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our senior living business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods, nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2006. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

Changes in market interest rates also affect the fair value of our fixed rate debt; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example: based upon discounted cash flow analysis, if prevailing interest rates were to increase by 10%, the market value of our $142.5 million mortgage debt and Notes outstanding on December 31, 2007 would decline by about $5.2 million; and, similarly, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $142.5 million mortgage debt and Notes outstanding on December 31, 2007, would increase by about $5.6 million

Our revolving credit facility bears interest at floating rates and matures in May 2008. As of December 31, 2007 and March 4, 2008, no amounts were outstanding under this credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility requires annual interest at LIBOR plus 125 basis points. Accordingly, we are vulnerable to changes in U.S. dollar based short term, interest rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but could affect our operating results. For example, if the maximum amount of $40.0 million were drawn under our credit facility and interest rates decreased or increased by 1% per annum, our interest expense would decrease or increase by $400,000 per year, or $0.01 per share, based on currently outstanding common shares. If interest rates were to change gradually over time, the impact would occur over time.

Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

- WE EXPECT TO OPERATE OUR REHABILITATION HOSPITALS PROFITABLY. HOWEVER, WE ARE CURRENTLY EXPERIENCING LOSSES FROM THESE OPERATIONS AND WE MAY BE UNABLE TO OPERATE THESE HOSPITALS PROFITABLY. SIXTY PERCENT OF PATIENTS AT OUR HOSPITALS ARE REQUIRED TO MEET CERTAIN MEDICARE REQUIREMENTS. WHILE WE BELIEVE THAT WE ARE IN COMPLIANCE WITH THESE MEDICARE REQUIREMENTS, AND ALTHOUGH WE EXPECT TO CONTINUE TO BE IN COMPLIANCE WITH THESE REQUIREMENTS, THE PERCENTAGE OF PATIENTS AT THESE HOSPITALS WHO MEET THESE MEDICARE REQUIREMENTS MAY NOT BE OR REMAIN AS HIGH AS WE CURRENTLY ANTICIPATE OR MAY DECLINE. FAILURE TO REMAIN IN COMPLIANCE WILL RESULT IN OUR RECEIVING LOWER MEDICARE PAYMENTS THAN WE CURRENTLY RECEIVE AT THESE HOSPITALS AND MATERIALLY AND ADVERSELY AFFECT OUR FUTURE RESULTS OF THESE OPERATIONS.
- ALTHOUGH WE EXPECT TO LEASE FROM SENIOR HOUSING 16 ADDITIONAL SENIOR LIVING COMMUNITIES WHICH SENIOR HOUSING HAS AGREED TO PURCHASE FROM THIRD PARTIES, THE DILIGENCE REGARDING THESE TRANSACTIONS HAS NOT YET BEEN COMPLETED AND WE OR SENIOR HOUSING MAY DECIDE NOT TO PROCEED WITH THESE TRANSACTIONS. CERTAIN OF THESE PURCHASES ARE CONTINGENT UPON APPROVALS FROM THIRD PARTY MORTGAGE LENDERS AND GOVERNMENT REGULATORY AGENCIES, WHICH APPROVALS MAY NOT BE OBTAINED. AS A RESULT, ONE OR MORE OF THESE PROPOSED LEASES MAY NOT OCCUR.

OTHER RISKS THAT MAY ADVERSELY IMPACT OUR FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE DESCRIBED IN OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER "ITEM 1A. RISK FACTORS."

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2007 consolidated financial statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Five Star Quality Care, Inc.

We have audited the accompanying consolidated balance sheets of Five Star Quality Care, Inc., as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Five Star Quality Care, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Five Star Quality Care, Inc.

We have audited Five Star Quality Care, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Five Star Quality Care, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Five Star Quality Care, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Five Star Quality Care, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Five Star Quality Care, Inc. and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 28, 2008

FIVE STAR QUALITY CARE, INC.
CONSOLIDATED BALANCE SHEET
(dollars in thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,999	$ 46,241
Accounts receivable, net of allowance of $4,836 and $5,005 at December 31, 2007 and 2006, respectively	58,803	67,791
Prepaid expenses	9,041	16,112
Investment securities:		
Investment in trading securities	61,800	46,100
Investment in available for sale securities	7,455	4,334
Restricted cash	3,655	7,968
Restricted investments	3,946	2,448
Other current assets	7,140	14,766
Assets of discontinued operations	3,178	—
Total current assets	186,017	205,760
Property and equipment, net	131,705	114,898
Restricted cash	2,568	8,560
Restricted investments	10,375	6,262
Goodwill and other intangible assets	21,877	22,611
Other long term assets	7,912	8,320
	$ 360,454	$ 366,411
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,135	$ 22,805
Accrued expenses	15,222	13,540
Accrued compensation and benefits	30,103	24,503
Due to Senior Housing Properties Trust ("Senior Housing")	11,242	9,988
Mortgage notes payable	200	33,317
Accrued real estate taxes	7,352	6,035
Security deposit liability	13,361	15,097
Other current liabilities	7,229	7,644
Liabilities of discontinued operations	219	—
Total current liabilities	104,063	132,929
Long term liabilities:		
Mortgage notes payable	15,810	11,454
Convertible senior notes	126,500	126,500
Continuing care contracts	3,159	3,649
Other long term liabilities	24,100	24,449
Total long term liabilities	169,569	166,052
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01: 50,000,000 shares authorized, 31,818,144 and 31,682,134 shares issued and outstanding at December 31, 2007 and 2006, respectively	318	316
Additional paid-in capital	286,734	286,344
Accumulated deficit	(196,109)	(219,435)
Unrealized (loss) gain on investments	(4,121)	205
Total shareholders' equity	86,822	67,430
	$ 360,454	$ 366,411

See accompanying notes.

FIVE STAR QUALITY CARE, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

	For the year ended December 31,		
	2007	2006	2005
Revenues:			
Senior living revenue	$809,934	$ 744,897	$698,012
Hospital revenue	102,005	25,494	—
Pharmacy revenue	60,985	45,195	29,647
Total revenues	972,924	815,586	727,659
Operating expenses:			
Senior living wages and benefits	410,447	382,093	356,068
Other senior living operating expenses	202,194	186,396	178,786
Hospital expenses	92,449	22,954	—
Pharmacy expenses	58,012	44,579	28,233
Management fee to Sunrise Senior Living Services, Inc. ("SLS")	—	8,744	21,256
Termination expense for SLS management agreements	—	129,913	86,286
Rent expense	129,190	109,256	97,508
General and administrative	43,373	33,829	28,221
Depreciation and amortization	13,595	9,851	6,963
Impairment of assets	—	—	1,940
Total operating expenses	949,260	927,615	805,261
Operating income (loss)	23,664	(112,029)	(77,602)
Interest and other income	6,152	6,806	1,543
Interest and other expense	(6,802)	(4,364)	(3,632)
Gain on extinguishment of debt	4,491	—	—
Income (loss) from continuing operations before income taxes	27,505	(109,587)	(79,691)
Provision for income taxes	1,410	—	—
Income (loss) from continuing operations	26,095	(109,587)	(79,691)
Loss from discontinued operations	(2,769)	(7,078)	(4,468)
Net income (loss)	$ 23,326	$(116,665)	$(84,159)
Weighted average shares outstanding—basic	31,710	28,605	14,879
Weighted average shares outstanding—diluted	41,441	28,605	14,879
Basic income (loss) per share from:			
Continuing operations	$ 0.82	$ (3.83)	$ (5.35)
Discontinued operations	(0.08)	(0.25)	(0.30)
Net income (loss) per share	$ 0.74	$ (4.08)	$ (5.65)
Diluted income (loss) per share from:			
Continuing operations	$ 0.75	$ (3.83)	$ (5.35)
Discontinued operations	(0.07)	(0.25)	(0.30)
Net income (loss) per share	$ 0.68	$ (4.08)	$ (5.65)

See accompanying notes.

FIVE STAR QUALITY CARE, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars in thousands, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Gain (Loss) on Investments	Total
Balance at December 31, 2004	12,096,634	$121	$114,434	$ (18,611)	$ (40)	$ 95,904
Comprehensive income:						
Net loss	—	—	—	(84,159)	—	(84,159)
Unrealized loss on investments	—	—	—	—	(139)	(139)
Total comprehensive income	—	—	—	(84,159)	(139)	(84,298)
Stock grants	84,300	1	584	—	—	585
Issuance of stock, pursuant to equity offering	7,880,000	79	56,534	—	—	56,613
Balance at December 31, 2005	20,060,934	201	171,552	(102,770)	(179)	68,804
Comprehensive income:						
Net loss	—	—	—	(116,665)	—	(116,665)
Unrealized gain on investments	—	—	—	—	384	384
Total comprehensive income	—	—	—	(116,665)	384	(116,281)
Stock grants	121,200	1	1,276	—	—	1,277
Issuance of stock, pursuant to equity offering	11,500,000	114	113,516	—	—	113,630
Balance at December 31, 2006	31,682,134	316	286,344	(219,435)	205	67,430
Comprehensive income:						
Net income	—	—	—	23,326	—	23,326
Unrealized loss on investments	—	—	—	—	(4,326)	(4,326)
Total comprehensive income	—	—	—	23,326	(4,326)	19,000
Stock grants	136,010	2	390	—	—	392
Balance at December 31, 2007	31,818,144	$318	$286,734	$(196,109)	$(4,121)	$ 86,822

See accompanying notes.

FIVE STAR QUALITY CARE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in thousands)

	For the year ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 23,326	$(116,665)	$ (84,159)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	13,595	9,851	6,963
Gain on extinguishment of debt	(4,491)	—	—
Impairment of assets	—	—	1,940
Loss from discontinued operations	(2,769)	(7,078)	(4,468)
Provision for losses on receivables, net	(169)	(1,119)	845
Changes in assets and liabilities:			
Accounts receivable	9,157	(20,232)	(8,234)
Prepaid expenses and other assets	15,751	(16,334)	(280)
Investment securities	(18,821)	(49,802)	(632)
Accounts payable and accrued expenses	(1,988)	11,142	1,185
Accrued compensation and benefits	5,600	2,256	4,075
Due to Senior Housing	1,254	1,329	698
Due (from) to SLS	—	(7,185)	6,876
Other current and long term liabilities	(1,673)	5,159	13,835
Cash provided by (used in) operating activities	38,772	(188,678)	(61,356)
Net cash (provided by) used in discontinued operations	(190)	7,078	4,861
CASH FLOWS FROM INVESTING ACTIVITIES:			
Withdrawals from (deposits into) restricted cash and investment accounts, net	760	(926)	(10,050)
Acquisition of property and equipment	(73,423)	(51,134)	(105,473)
Acquisition of pharmacies, net of cash acquired	—	(5,968)	(4,880)
Proceeds from sales of property and equipment	—	—	80,678
Proceeds from disposition of property and equipment held for sale	47,668	23,729	15,470
Withdrawals from restricted cash for purchases of property and equipment	—	4,531	8,614
Cash used in investing activities	(24,995)	(29,768)	(15,641)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	—	115,291	56,613
Proceeds from borrowings on revolving credit facility	—	38,000	32,000
Repayments of borrowings on revolving credit facility	—	(38,000)	(32,000)
Proceeds from first mortgage line of credit	—	—	24,000
Repayments of first mortgage line of credit	—	—	(24,000)
Proceeds from convertible senior notes payable	—	126,500	—
Proceeds from mortgage note payable	—	—	3,485
Repayments of mortgage notes payable	(28,829)	(558)	(737)
Cash (used in) provided by financing activities	(28,829)	241,233	59,361
Change in cash and cash equivalents	(15,242)	29,865	(12,775)
Cash and cash equivalents at beginning of year	46,241	16,376	29,151
Cash and cash equivalents at end of year	$ 30,999	$ 46,241	$ 16,376
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 5,852	$ 2,702	$ 2,634
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of common stock	392	1,277	585
Real estate acquisition	5,025	—	—
Assumption of mortgage note payable	4,559	—	—

See accompanying notes.

(dollars in thousands, except per share data)

1. Organization and Business

We were organized in 2000 as a wholly owned subsidiary of Senior Housing Properties Trust, or Senior Housing. On December 31, 2001, Senior Housing distributed substantially all of our common shares to its shareholders. Concurrent with our spin-off, we entered into agreements with Senior Housing and others to establish our initial capitalization and other matters.

As of December 31, 2007, we operated 161 senior living communities with 17,906 living units, including 112 primarily independent and assisted living communities with 13,502 living units and 49 nursing homes with 4,404 living units. Of our 112 primarily independent and assisted living communities, we leased 95 communities with 12,237 living units from Senior Housing, our former parent, and we owned or leased from parties other than Senior Housing 17 communities with 1,265 living units. We leased 47 of our 49 nursing homes from Senior Housing. Our 161 communities included 5,520 independent living apartments, 6,330 assisted living suites and 6,056 skilled nursing units. As of December 31, 2007, we also operated five institutional pharmacies, and two rehabilitation hospitals that we leased from Senior Housing. Our two rehabilitation hospitals had 321 beds available for inpatient services, three satellite locations, and 20 affiliated outpatient clinics.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements include our accounts and those of all of our subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. Some significant estimates include our self insurance reserves and the allowance for doubtful accounts and contractual allowances. The actual results could differ from our estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated financial statements in the period that they are determined.

Cash and cash equivalents. Cash and cash equivalents, consisting of money market funds with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Investment securities. Investments securities are held principally for resale in the near term. These investments are classified as trading and are carried at fair value, with changes in fair value recorded in earnings. Trading investments at December 31, 2007 consist of auction rate securities, or ARS. Interest and dividends are included in net interest income. In 2007 and 2006, these investments generated interest income of $3,634 and $330, respectively (see Note 19).

Securities not classified as trading are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. Available for sale investments at December 31, 2007 and 2006 consisted of corporate bonds, preferred securities and variable rate demand obligations. At December 31, 2007, these investments had a fair value of $7,455 and an unrealized holding loss of $1,501. At December 31, 2006, these investments had a fair value of $4,334 and an unrealized holding gain of $213

Restricted cash. Restricted cash as of December 31, 2007 and 2006 includes cash that we deposited as security for letters of credit which secure obligations arising from our self insurance programs and other amounts for which

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

we are required to establish escrows, including: Florida regulatory requirements; real estate taxes and capital expenditures as required by our mortgages; resident security deposits; and other regulatory requirements.

	2007		2006	
	Current	Long term	Current	Long term
Insurance reserves	$ 780	$2,050	$3,043	$7,786
Florida regulatory requirements	—	518	—	518
Real estate taxes and capital expenditures as required by our mortgages	1,375	—	2,870	—
Resident security deposits	1,500	—	2,055	—
Other regulatory requirements	—	—	—	256
Total	$3,655	$2,568	$7,968	$8,560

Restricted investments. Our captive insurance companies hold investments consisting of corporate bonds and variable rate demand obligations that may be used to pay claims under our self insurance programs. These investments are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The unrealized loss on investments shown on the consolidated balance sheet represents the difference between the market value of these investments calculated by using quoted market prices on the date they were acquired and on December 31, 2007. At December 31, 2007, these investments had a fair value of $14,321 and an unrealized loss of $2,620. At December 31, 2006, these investments had a fair value of $8,710 and an unrealized loss of $8.

Accounts receivable and allowance for doubtful accounts. We record accounts receivable at their estimated net realizable value. We estimate allowances for uncollectible amounts and contractual allowances for our rehabilitation hospitals based upon factors which include, but are not limited to: the age of the receivable and the terms of the agreements; the residents', patients' or third party payors' stated intent to pay; their financial capacity to pay; and other factors which may include likelihood and cost of litigation. Accounts receivable allowances are estimates. We periodically review and revise these estimates based on new information and these revisions may be material.

During 2007, 2006 and 2005, we increased our allowance for doubtful accounts by $4,865, $4,165 and $3,950, respectively, and wrote off accounts receivable of $4,994, $5,284 and $3,104, respectively.

Included in accounts receivable as of December 31, 2007 and 2006 are amounts due from the Federal Government Medicare program of $18,910 and $32,586, respectively, and amounts due from various state Medicaid programs of $13,684 and $15,576, respectively.

Deferred finance costs. We capitalize issuance costs related to borrowings and amortize the deferred costs over the terms of the respective loans. Our unamortized balance of deferred finance costs was $4,685 and $4,897 at December 31, 2007 and 2006, respectively. Accumulated amortization related to deferred finance costs was $358 and $526 at December 31, 2007 and 2006, respectively. At December 31, 2007, the weighted average amortization period remaining is approximately 20 years. The amortization expenses to be incurred during the next five years as of December 31, 2007 are $279 in 2008 and $234 in each of 2009, 2010, 2011 and 2012.

Property and equipment. Property and equipment is stated at cost. We record depreciation on property and equipment on a straight line basis over estimated useful lives of up to 40 years for buildings, up to 15 years for building improvements and up to seven years for personal property. We regularly evaluate whether events or changes in circumstances have occurred that could indicate impairment in the value of our long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we determine the amount of impairment loss, if any, by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance, recent sales of similar assets, market conditions and projected discounted cash flows of properties using standard industry valuation techniques.

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

Goodwill and other intangible assets. Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. We review goodwill and other intangible assets annually, or more frequently if events or changes in circumstances exist, for impairment. If our review indicates that the carrying amount of goodwill and other intangible assets exceeds its fair value, we reduce the carrying amount to fair value.

Self insurance. We self insure up to certain limits for workers compensation and professional liability. Claims in excess of these limits are insured by third party insurance providers up to contractual limits, over which we are self insured. We fully self insure all health related claims for our covered employees. We accrue the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported incidents and expected changes in premiums for insurance provided by third party insurers whose policies provide for retroactive adjustments. We periodically adjust these estimates based upon our claims experience, recommendations from our professional consultants, changes in market conditions and other factors; such adjustments may be material.

Continuing care contracts. Residents at one of our communities may enter into continuing care contracts. We offer two forms of continuing care contracts to new residents at this community. One form of contract provides that 10% of the resident admission fee becomes non-refundable upon occupancy, and the remaining 90% becomes non-refundable at the rate of 1.5% per month of the original amount over the subsequent 60 months. The second form of contract provides that 30% of the resident admission fee is non-refundable upon occupancy and 70% is refundable. Three other forms of continuing care contracts are in effect for existing residents but are not offered to new residents. One historical form of contract provides that the resident admission fee is 10% non-refundable upon occupancy and 90% refundable. A second historical form of contract provides that the resident admission fee is 100% refundable. A third historical form of contract provides that the resident admission fee is 1% refundable and 99% non-refundable upon admission. In each case, we amortize the non-refundable part of these fees into revenue over the actuarially determined remaining life of the resident, which is the expected period of occupancy by the resident. We pay refunds of our admission fees when residents relocate from our communities. We report the refundable amount of these admission fees as current liabilities and the nonrefundable amount as deferred revenue, a portion of which is classified as a current liability. Portions of the refundable payments are included in restricted cash in our consolidated balance sheet. The refundable admission fees as of December 31, 2007 and 2006 were $9,486 and $10,575, respectively.

Convertible senior notes. In October 2006, we issued $126,500 principal amount of 3.75% convertible senior notes, or the Notes, (see Note 10). Holders of these Notes may convert their Notes into shares of our common stock subject to prior maturity, redemption or repurchase. On or after October 20, 2011, we have the option to redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest. On each of October 15, 2013, 2016 and 2021, Note holders may require that we purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest. A holder that surrenders the Notes for conversion in connection with a make whole fundamental change that occurs before October 20, 2011 may in certain circumstances be entitled to an increased conversion rate, or the Make Whole Payment.

Leases. On the inception date of a lease and upon any relevant amendments to such lease, we test the classification of such lease as either a capital lease or an operating lease. None of our leases have met any of the criteria to be classified as a capital lease under SFAS 13, *"Accounting for Leases"*, and, therefore, we have accounted for all of our leases as operating leases.

Income taxes. We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, *"Accounting for Income Taxes"*, or SFAS 109. Under SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized (see Note 6).

(dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies (Continued)

We pay franchise taxes in certain states in which we have operations. We have included franchise taxes in general and administrative and other operating expenses in our consolidated statement of operations.

Fair value of financial instruments. Our financial instruments are limited to cash and cash equivalents, trading securities, securities held for sale, accounts receivable, accounts payable, the refundable portion of continuing care contracts, mortgage notes receivable and payable and our Notes. Except for our Notes as of December 31, 2007, the fair value of these financial instruments was not materially different from their carrying values at December 31, 2007 and 2006. As of December 31, 2007, our carrying value for the Notes is $126,500 and the fair value is $115,684. We estimate the fair values using discounted cash flow analysis and current prevailing interest rates.

Revenue recognition. Our revenues are derived primarily from services to residents and patients at our senior living communities and hospitals. We record revenues when services are provided. Some of our services are provided with the expectation of payment from governments or other third party payors. We derived approximately 34%, 33% and 35% of our senior living revenues in 2007, 2006 and 2005, respectively, from payments under federal and state medical assistance programs. For the year ended December 31, 2007 and the three months ended December 31, 2006, approximately 69% and 72%, respectively, of our hospital revenues were received from these programs. Revenues under some of these programs are subject to audit and retroactive adjustment.

Medicare revenues from residents totaled $124,528, $103,735 and $105,033 during 2007, 2006 and 2005, respectively. Medicaid revenues from residents totaled $147,104, $141,661 and $136,963 during 2007, 2006 and 2005, respectively. Medicare and Medicaid revenues from our hospitals were $70,235 and $19,291 for the year ended December 31, 2007 and the three months ended December 31, 2006, respectively. Both the Federal Government and some of the states in which we operate are considering plans to reduce Medicare and Medicaid funding, or to stop or reduce the projected increases in such funding. We cannot estimate the magnitude of potential Medicaid and Medicare rate reductions but it may be material. Medicaid and Medicare rates reductions or a failure of such program to increase rates to match our increasing costs, if they occur, may have a negative impact in our revenues, may decrease our net income and may cause us to incur losses.

Per common share amounts. We computed earnings (loss) per share, or EPS, for the years ended December 31, 2007, 2006 and 2005, using the weighted average number of shares outstanding during each year. Diluted EPS reflects the potential dilution that could occur if our Notes were converted into our common shares and where such conversion would result in a lower EPS amount.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. Material changes are limited to reclassifying accrued benefits out of other current liabilities and reclassifying available for sale securities out of investments in trading securities. These reclassifications had no effect on net income (loss) or shareholders' equity.

Recently issued Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS "Fair Value Measurements", or SFAS 157. SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. SFAS 157 applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements. SFAS 157 will be effective beginning with the first quarter of 2008. We do not expect the adoption of SFAS 157 will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment to FASB Statement No. 115", or SFAS 159. SFAS 159 allows companies to choose to measure eligible assets and liabilities at fair value with changes in value recognized in earnings. Fair value treatment for eligible assets and liabilities may be elected either prospectively upon initial recognition, or when an event triggers a new basis of accounting for an existing asset or liability. SFAS 159 will be effective beginning with the first quarter of 2008, and we do not expect at this time to elect to re-measure any of our existing financial assets or liabilities under the provisions of SFAS 159.

(dollars in thousands, except per share data)

3. Property and Equipment

Property and equipment, at cost, as of December 31, 2007 and 2006, consists of:

	2007	2006
Land	$ 7,196	$ 6,685
Buildings and improvements	99,945	82,293
Furniture, fixtures and equipment	55,660	46,685
	162,801	135,663
Accumulated depreciation	(31,096)	(20,765)
	$131,705	$114,898

As of December 31, 2007 and 2006, we had assets classified as held for sale included in our property and equipment of $25,222 and $15,266, respectively. These assets include improvements acquired at properties leased from Senior Housing that we intend to sell to Senior Housing as permitted by our leases.

4. Financial data by segment

Our reportable segments consist of our senior living community business and our rehabilitation hospital business. In the senior living community segment, we operate independent living and congregate care communities, assisted living communities and nursing homes. Our rehabilitation hospital segment provides inpatient health rehabilitation services at two hospital locations and three satellite locations and outpatient health rehabilitation services at 20 locations. We do not consider our pharmacy operations to be a material, separately reportable segment of our business but we report our pharmacy revenues and expense as separate items within our corporate and other activities. All of our operations and assets are located in the United States.

We use segment operating profit as an important measure to evaluate our performance and for decision making purposes. Segment operating profit excludes interest and other income, interest and other expense and certain corporate expenses.

Our revenues by segment and a reconciliation of segment operating profit to income from continuing operations before income taxes for the year ended December 31, 2007 and 2006 are as follows:

	Senior Living Communities	Rehabilitation Hospitals	Corporate and other(1)	Total
Year ended December 31, 2007				
Revenues	$809,934	$102,005	$ 60,985	$ 972,924
Segment expenses:				
Operating expenses	612,641	92,449	58,012	763,102
Rent expense	118,902	10,288	—	129,190
Depreciation and amortization	9,386	1,085	3,124	13,595
Total segment expenses	740,929	103,822	61,136	905,887
Segment operating profit (loss)	69,005	(1,817)	(151)	67,037
General and administrative expenses(2)	—	—	(43,373)	(43,373)
Operating income (loss)	69,005	(1,817)	(43,524)	23,664
Interest and other income	—	—	6,152	6,152
Interest and other expense	(1,454)	—	(5,348)	(6,802)
Gain on extinguishment of debt	4,491	—	—	4,491
Provision for income taxes	—	—	(1,410)	(1,410)
Income (loss) from continuing operations	$ 72,042	$ (1,817)	$(44,130)	$ 26,095
Total Assets as of December 31, 2007	$236,910	$ 20,620	$102,924	$ 360,454

(dollars in thousands, except per share data)

4. Financial data by segment (Continued)

	Senior Living Communities	Rehabilitation Hospitals	Corporate and other(1)	Total
Year ended December 31, 2006				
Revenues	$744,897	$ 25,494	$ 45,195	$ 815,586
Segment expenses:				
Operating expenses	568,489	22,954	44,579	636,022
Management fee to SLS	8,744	—	—	8,744
Termination expense for certain SLS management agreements	129,913	—	—	129,913
Rent expense	106,781	2,475	—	109,256
Depreciation and amortization	7,704	102	2,045	9,851
Total segment expenses	821,631	25,531	46,624	893,786
Segment operating profit (loss)	(76,734)	(37)	(1,429)	(78,200)
General and administrative expenses(2)	—	—	(33,829)	(33,829)
Operating income (loss)	(76,734)	(37)	(35,258)	(112,029)
Interest and other income	—	—	6,806	6,806
Interest and other expense	(2,768)	—	(1,596)	(4,364)
Income (loss) from continuing operations	$(79,502)	$ (37)	$(30,048)	$(109,587)
Total Assets as of December 31, 2006	$253,000	$ 20,115	$ 93,296	$ 366,411

(1) Corporate and Other includes operations that we do not consider significant, separately reportable segments of our business and income and expenses that are not attributable to a specific segment.

(2) General and administrative expenses are not attributable to a specific segment and include items such as corporate payroll and benefits and outside service expenses affecting home office activities.

5. Goodwill and Other Intangible Assets

During 2007 and 2006, we recorded $233 and $3,663, respectively, of acquired goodwill related to our pharmacy acquisitions (see Note 13). As of December 31, 2007 and 2006, we had goodwill of $16,659 and $16,893, respectively.

During 2007 and 2006, we recorded $812 and $1,344, respectively, of intangible assets that related to customer relationships we acquired in connection with our pharmacy acquisitions. These intangible assets are subject to amortization. As of December 31, 2007 and 2006, the unamortized balance of intangible assets was $5,218 and $5,269, respectively. At December 31, 2007, the weighted average amortization period remaining is approximately 15 years. We amortize intangible assets using the straight-line method over the useful lives of the assets commencing on the date of acquisition. Amortization expense associated with customer agreements totaled $478, $380 and $219 in 2007, 2006 and 2005, respectively. Accumulated amortization was $1,145 and $716 at December 31, 2007 and 2006, respectively. Amortization expense is estimated to be approximately $438 in 2008, $362 in each of 2009, 2010, 2011 and 2012.

6. Income Taxes

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that has a greater than 50% likelihood of being realized upon settlement. We classify interest and penalties related to uncertain tax positions, if any, in our financial statements as a component of general and administrative expense.

(dollars in thousands, except per share data)

6. Income Taxes (Continued)

As required, we adopted FIN 48 effective January 1, 2007 and have concluded the effect is not material to our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48. At the date of adoption and through December 31, 2007, we had $785 in unrecognized tax benefits which, if recognized, would favorably affect our effective tax rate. We do not believe that our unrecognized tax benefits will change significantly prior to December 31, 2008.

Because we have historically reported losses, we do not currently recognize the benefit of all of our deferred tax assets, including $183,374 of tax loss carry forwards that may be used to offset future taxable income. We will, however, continue to assess our ability to generate sufficient taxable income during future periods in which our deferred tax assets may be realized. When we believe that we will more likely than not recover our deferred tax assets, we will record deferred tax assets as an income tax benefit in the consolidated statement of operations, which will affect our results of operations. Our net operating loss carry forwards, which begin to expire in 2023 if unused, are subject to audit and adjustments by the Internal Revenue Service.Significant components of our deferred tax assets and liabilities as of December 31, 2007 and 2006, are as follows:

	2007	2006
Deferred tax assets:		
Continuing care contracts	$ 2,146	$ 2,324
Allowance for doubtful accounts	1,959	2,197
Deferred gains on sale lease-back transactions	2,695	2,578
Insurance reserves	3,761	4,040
Tax credits	2,432	1,547
Tax loss carry forwards (including SLS termination expense)	73,912	81,714
Other	1,072	799
Total deferred tax asset before valuation allowance	87,977	95,199
Valuation allowance:	(84,550)	(91,884)
	3,427	3,315
Deferred tax liabilities:		
Depreciable assets	(745)	(656)
Lease expense	(1,971)	(2,271)
Goodwill	(710)	(433)
Other	(240)	45
Total	(3,666)	(3,315)
Net deferred tax liability:	$ (239)	$ —

For the year ended December 31, 2007, we recognized tax expenses of $1,410. Tax expense includes $1,171 of alternative minimum taxes and certain state taxes that are payable without regard to our tax loss carry forwards. Tax expense also includes $239, related to a non cash deferred tax liability arising from the amortization of goodwill for tax purposes but not for book purposes. We may recognize this deferred tax liability as a reduction in the income tax provision if, in some future period, we expense the related items of goodwill for book purposes as the result of its sale, other disposition or impairment.

(dollars in thousands, except per share data)

6. Income Taxes (Continued)

The principal reasons for the difference between our effective tax (benefit) rate and the U.S. Federal statutory income tax (benefit) rate are as follows:

	For the years ended December 31,		
	2007	2006	2005
Taxes at statutory U.S. federal income tax rate	35.0%	(35.0)%	(35.0)%
State and local income taxes, net of federal tax benefit	7.7%	(5.2)%	(5.2)%
Tax credits	(2.3)%	(0.1)%	(0.3)%
Alternative Minimum Tax	1.5%	0.0%	0.0%
Change in federal statutory rate	0.0%	0.0%	(0.2)%
Change in valuation allowance	(29.3)%	40.4%	41.7%
Other differences, net	(6.6)%	(0.1)%	(1.0)%
Effective tax rate	6.0%	0.0%	0.0%

7. Earnings Per Share

Basic EPS for the year ended December 31, 2007, 2006 and 2005 is computed using the weighted average number of shares outstanding during the periods. Diluted EPS for the period ended December 31, 2007 reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income applicable to common shareholders that would result from their assumed issuance. The effect the Notes have on loss from discontinued operations per share is anti-dilutive for the year ended December 31, 2007.

The following table provides a reconciliation of net income and the number of common shares used in the computations of diluted EPS:

	Year ended December 31,								
	2007			2006			2005		
	Income (loss)	Shares	Per Share	Income (loss)	Shares	Per Share	Income (loss)	Shares	Per Share
Income from continuing operations	$26,095	31,710	$ 0.82	$(109,587)	28,605	$(3.83)	$(79,691)	14,879	$(5.35)
Effect of the Notes	4,960	9,731	—	—	—		—	—	
Diluted earnings (loss) from continuing operations	31,055	41,441	$ 0.75	(109,587)	28,605	$(3.83)	(79,691)	14,879	$(5.35)
Diluted loss from discontinued operations	$(2,769)	41,441	$(0.07)	$ (7,078)	28,605	$(0.25)	$ (4,468)	14,879	$(0.30)

(dollars in thousands, except per share data)

8. Line of Credit

In June 2007, we amended our revolving line of credit. The amendment increased the line from $25,000 to $40,000, extended the termination date to May 8, 2009 and reduced the interest rate by 25 basis points. Our revolving line of credit is available for acquisitions, working capital and general business purposes. The amount we are able to borrow at any time is subject to limitation based upon qualifying collateral. We are the borrower under this revolving credit facility and certain of our subsidiaries guarantee our obligations under the facility, which is secured by our and our guarantor subsidiaries' accounts receivable, deposit accounts and related assets. The facility contains covenants requiring us to maintain collateral, minimum net worth and certain other financial ratios, places limits on our ability to incur or assume debt or create liens with respect to certain of our properties and has other customary provisions. In certain circumstances and subject to available collateral and lender approvals, the maximum amount which we may draw under this credit facility may be increased to $80,000. The termination date may be extended twice, in each case by twelve months, subject to lender approval, our payment of extension fees and other conditions. As of December 31, 2007 and March 4, 2008, no amounts were outstanding under this credit facility. As of December 31, 2007 and March 4, 2008 we believe we are in compliance with all applicable covenants under this revolving credit facility. Interest expense and other associated costs related to this facility and our prior revolving credit facility were $388, $205 and $167 for the years ended December 31, 2007, 2006 and 2005, respectively.

9. Mortgages Payable

At December 31, 2007, four of our communities were encumbered by five U.S. Department of Housing and Urban Development, or HUD, insured mortgages totaling $16,010. These mortgages contain standard HUD mortgage covenants. We recorded mortgage premiums in connection with some of these HUD mortgages in order to record assumed mortgages at their estimated fair value. The mortgage premiums are being amortized as a reduction of interest expense until the maturity of the mortgages.

In 2007, we prepaid seven mortgages that were secured by six of our senior living communities. We paid $28,867 to retire these six mortgages, which consisted of approximately $28,027 in principal and interest and $840 in prepayment penalties. Because we had carried these mortgages at a premium to their face value, we recognized a net gain of $4,491 in connection with the early extinguishment of debt.

As discussed in Note 13, in April 2007, we acquired a 48 unit assisted living community located in Tennessee for $5,025. We financed the acquisition by assuming a $4,559 non recourse HUD insured mortgage and paying the balance of the purchase price with cash on hand. The interest rate on the assumed HUD insured mortgage is 7.65%.

Mortgage interest expense, net of premium amortization, was $1,204 and $2,768 for the years ended December 31, 2007 and 2006, respectively. Our mortgages require monthly payments into escrows for taxes, insurance and property replacement funds; withdrawals from these escrows require HUD approval.

The following table is a summary of the mortgage notes payable as of December 31, 2007:

Maturity Date	Cash Interest Rate	Effective Interest Rate	Monthly Payment	Principal Balance as of December 31, 2007	Fair Value Premium as of December 31, 2007	Total Mortgage Payable as of December 31, 2007
May 2039	5.55%	5.55%	$27	$ 4,830	$ —	$ 4,830
January 2038	8.00%	5.60%	10	1,337	371	1,708
June 2035	5.25%	5.25%	19	3,357	—	3,357
June 2043	7.65%	5.75%	31	4,544	17	4,561
November 2037	8.45%	5.60%	9	1,165	389	1,554
	6.55%(1)		$96	$15,233	$777	$16,010

(1) Weighted average interest rate

(dollars in thousands, except per share data)

9. Mortgages Payable (Continued)

Principal payments due under the terms of these five mortgages are as follows:

2008	$ 160
2009	170
2010	181
2011	192
2012	199
Thereafter	14,331
	$15,233

10. Convertible Senior Notes due 2026

In October 2006, we issued $126,500 principal amount of our Notes pursuant to an indenture which contains various customary covenants. Our net proceeds from this offering were approximately $122,600. The Notes are convertible into our common shares at any time. The initial conversion rate, which is subject to adjustment, is 76.9231 common shares per $1 principal amount of the Notes, which represents an initial conversion price of $13.00 per share. A holder that surrenders Notes for conversion in connection with a "make-whole fundamental change", as defined in the indenture governing the Notes, that occurs before October 20, 2011 may in some circumstances be entitled to an increased conversion rate.

These Notes bear interest at a rate of 3.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, starting on April 15, 2007. The Notes mature on October 15, 2026. On or after October 20, 2011, we may redeem the Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the Notes we redeem, plus any accrued and unpaid interest. On each of October 15, 2013, October 15, 2016 and October 15, 2021, holders of these Notes may require us to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest. If a "fundamental change", as defined in the indenture governing the Notes, occurs, holders of the Notes may require us to repurchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest and, in certain circumstances, plus a make whole premium as defined in the indenture governing the Notes. Interest expense and other associated costs related to the Notes was $4,960 and $1,391 for the years ended December 31, 2007 and 2006, respectively. The Notes are guaranteed by certain of our wholly owned subsidiaries (see Note 17). Our subsidiary guarantors may be released from their obligations under certain circumstances. As of December 31, 2007 and March 4, 2008, we believe we are in compliance with all applicable covenants of this indenture.

11. Leases

As of December 31, 2007, we leased 142 communities and two hospitals under six non-cancelable leases with Senior Housing, and leased four communities under a lease with Healthcare Property Investors, Inc., or HCPI. These leases are "triple-net" leases which require that we pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes, maintain the communities and indemnify the landlord for any liability which may arise from its ownership during the lease term.

Our leases with Senior Housing for our 142 senior living communities require us to pay additional rent equal to 4% of the amount by which gross revenues of the communities we operate exceed gross revenues in a base year. We paid approximately $2,114 and $1,137 in percentage rent to Senior Housing for the years ended December 31, 2007 and 2006, respectively.

Senior Housing has agreed to fund amounts that we request for renovations and improvements to communities and hospitals we lease from them in return for rent increases according to formulas in the leases. In 2007 and 2006, Senior Housing funded $47,668 and $23,729, respectively, for renovations and improvements to some of our

(dollars in thousands, except per share data)

11. Leases (Continued)

communities and hospitals. As a result and in accordance with our leases, our annual rent to Senior Housing as of December 31, 2007 and 2006 increased by $4,532 and $2,340, respectively.

The following table is a summary of our leases:

	Number of properties	Annual minimum rent as of December 31, 2007	Initial expiration date	Renewal terms
1. Four Senior Housing leases for skilled nursing facilities and independent and assisted living communities(1)	112	$ 51,748	December 31, 2020	One 15-year renewal option.
2. One Senior Housing lease for communities previously operated by SLS	30	66,552	December 31, 2017	Two consecutive renewal options for 10 and 5 years (15 years total.)
3. One Senior Housing lease for rehabilitation hospitals	2	10,597	June 30, 2026	One 20-year renewal option.
4. One HCPI lease	4	1,183	June 30, 2014	Two 10-year renewal options.
Totals	148	$130,080		

(1) Three of these four leases exist to accommodate mortgage financings in affect at the time Senior Housing acquired the leased properties; we have agreed to combine all four of these leases into one lease when these mortgages are paid.

The future minimum rents required by our leases as of December 31, 2007, are as follows:

2008	$ 130,080
2009	130,080
2010	130,080
2011	130,080
2012	130,080
Thereafter	891,584
	$1,541,984

12. Shareholders' Equity

In April 2006, we issued 11,500,000 common shares in an underwritten public offering raising proceeds, net of underwriting commissions and other costs, of $113,630.

We issued 136,010 and 121,200 common shares in 2007 and 2006, respectively to our directors, officers and others who provide services to us. We valued the shares at the average price of our common shares on the American Stock Exchange on the dates of issue, or $1,182 in 2007, based on an $8.78 weighted average share price and $1,277 in 2006, based on a $10.53 weighted average share price. Shares issued to directors vest immediately; shares issued to our officers and others vest over three to five years and are recognized in our statement of operations ratably. As of December 31, 2007, 2,509,490 of our common shares remain available for issuance under our 2001 Stock Option and Stock Incentive Plan.

(dollars in thousands, except per share data)

13. Acquisitions

In May 2006, we purchased a pharmacy in South Carolina for approximately $3,600. In November 2006, we purchased another pharmacy located in Virginia for approximately $2,300. We allocated the purchase prices of these pharmacies to working capital assets, customer relationships and goodwill based on the fair value of the assets acquired and liabilities assumed.

In April 2007, we acquired a 48 unit assisted living community located in Tennessee for $5,025. We financed the acquisition by assuming a $4,559 non recourse HUD insured mortgage and paying the balance of the purchase price with cash on hand. The interest rate on the assumed HUD insured mortgage is 7.65%. All of this community's revenues come from residents' private resources. We acquired this community to expand our business in high quality senior living operations where residents pay for our services with private resources. We allocated the purchase price of this community to land, building and equipment.

We accounted for each of these acquisitions using the purchase method of accounting, and we have included the results of operations of these acquisitions in our consolidated statement of operations from the dates of acquisition.

14. Discontinued Operations

During 2005, we ceased operations at one assisted living community in Los Angeles, California, and one skilled nursing community in Milwaukee, Wisconsin. We leased these communities from Senior Housing. Senior Housing sold the assisted living community located in California in December 2005 for net proceeds of approximately $2,600, which caused a $260 reduction in the annual rent we pay to Senior Housing. Senior Housing sold the skilled nursing community located in Wisconsin in December 2006 for net proceeds of approximately $1,300, which caused a $130 reduction in the annual rent we pay to Senior Housing.

During 2006, we ceased operations at two skilled nursing facilities located in Connecticut that we leased from Senior Housing. Senior Housing sold these facilities in November 2006 for net proceeds of approximately $5,600, which caused a $559 reduction in the annual rent we pay to Senior Housing.

In March 2007, we agreed with Senior Housing that it should sell two assisted living communities in Pennsylvania which we lease from Senior Housing. We and Senior Housing are in the process of selling these assisted living communities and, upon their sale, our annual rent payable to Senior Housing will decrease by 9.5% of the net proceeds of the sale to Senior Housing in accordance with the terms of the lease. In December 2007, we decided to sell one institutional pharmacy located in California and our mail order pharmacy located in Nebraska.

As of December 31, 2007, we have disposed of substantially all of our assets and liabilities related to the communities where we have ceased operations. The assets and liabilities related to our two pharmacies that we expect to sell are presented separately in the consolidated balance sheet. We have reclassified the consolidated statement of operations for all periods presented to show the results of operations of the communities and pharmacies which have been sold or are expected to be sold as discontinued. Below is a summary of the operating results of these discontinued operations included in the financial statements for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Revenues	$12,910	$30,829	$37,600
Expenses	15,679	37,907	42,068
Net loss	$(2,769)	$(7,078)	$(4,468)

15. Related Person Transactions

We were a 100% owned subsidiary of Senior Housing before December 31, 2001. On December 31, 2001, Senior Housing distributed substantially all of our then outstanding shares to its shareholders. In order to effect this spin off

(dollars in thousands, except per share data)

15. Related Person Transactions (Continued)

and to govern relations after the spin off, we entered into agreements with Senior Housing and others pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a real estate investment trust, or a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without the consent of Senior Housing;
- so long as we are a tenant of Senior Housing, we will not permit nor take any action that, in the reasonable judgment of Senior Housing, might jeopardize the tax status of Senior Housing as a REIT;
- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events affecting us, as defined, to cancel all of our rights under the leases we have with Senior Housing; and
- so long as we have a shared services agreement with Reit Management & Research, or RMR, we will not acquire or finance any real estate without first giving Senior Housing or any other publicly owned REIT or other entity managed by RMR, the opportunity to acquire or finance real estate investments of the type in which Senior Housing or any other publicly owned REIT or other entity managed by RMR, respectively, invests.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. One of our managing directors, Mr. Portnoy, is currently a managing trustee of Senior Housing.

Of the 161 senior living communities we operated on December 31, 2007, 142 are leased from Senior Housing for total annual rent of $118,300. We also lease our two rehabilitation hospitals from Senior Housing for total annual rent of approximately $10,597.

Since January 1, 2007, we have entered into several transactions with Senior Housing, including:

- In March 2007, we agreed with Senior Housing that it should sell two assisted living communities in Pennsylvania, which we lease from Senior Housing. We and Senior Housing are in the process of selling these assisted living communities and, upon their sale, our annual rent payable to Senior Housing will decrease by 9.5% of the net proceeds of the sale to Senior Housing in accordance with the terms of the lease.
- During 2007, as permitted by our leases with Senior Housing, we sold to Senior Housing, at cost, approximately $47,668 of improvements made to properties leased from Senior Housing, and, as a result, our annual rent payable to Senior Housing increased by approximately $4,532.
- In January and February 2008, we leased nine senior living communities with 1,032 units which Senior Housing acquired from third parties. Eight of these communities are assisted living communities (one of which offers some skilled nursing services and one of which offers some independent living services) and one is a continuing care retirement community which offers independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these nine communities is $10.7 million per year, plus future increases calculated as a percentage of the revenue increases for all of these communities after 2009. We added these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources.
- We currently intend to lease from Senior Housing 15 additional senior living communities with a total of 772 units which Senior Housing has agreed to purchase from three unrelated parties. These communities are assisted living communities. We expect our rent payable to Senior Housing for these 15 communities to be $11.9 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2009. We intend to add these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources. Senior Housing's purchase and our lease of these properties are contingent upon further diligence, obtaining mortgage lenders' consents and other customary closing conditions. We can provide no assurance that we will lease these properties.

(dollars in thousands, except per share data)

15. Related Person Transactions (Continued)

RMR provides certain management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2007, 2006 and 2005, were $6,052, $4,857 and $4,663, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs we pay with respect to our internal audit function. Our share of RMR's costs in providing that function for the years ended 2007, 2006 and 2005 was $169, $173 and $107, respectively. The fact that RMR has responsibilities to other entities, including our most significant landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, our shared services agreement with RMR allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is beneficially owned by Messrs. Barry M. Portnoy, one of our managing directors, and his son, Adam D. Portnoy, who is President and Chief Executive Officer and a director of RMR and a managing trustee of Senior Housing. Messrs. Barry Portnoy and Gerard Martin, our managing directors, are directors of RMR.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we paid to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR is the owner of the buildings in which our corporate headquarters is located. This lease expires in 2011. We recorded rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2007, 2006 and 2005 of $1,332, $938 and $711, respectively. This lease has been amended at various times to take into account our needs for increasing space and all amendments to this lease have been approved by our independent directors.

One of our rehabilitation hospitals' outpatient clinics leases space from HRPT Properties Trust, or HRPT, a REIT managed by RMR. We recorded rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2007 and 2006 of $52 and $8, respectively.

In December 2006, we began leasing space for a regional office in Atlanta, Georgia from HRPT. This lease expires in 2011. We recorded rent which includes our proportional share of utilities and real estate taxes, under this lease during 2007 and 2006 of $61,000 and $5,000, respectively.

We believe that all our transactions with related parties are all on reasonable commercial terms. We also believe that our relationship with Senior Housing and RMR benefits us and, in fact, provides us competitive advantages in operating and growing our businesses. Moreover, all transactions between us and related parties, including Senior Housing and RMR, are approved by our independent directors.

16. Employee Benefit Plans

We have established and have also assumed several employee savings plans under the provisions of Section 401(k) of the Internal Revenue Code. All our employees are eligible to participate in at least one of our plans and are entitled upon termination or retirement to receive their vested portion of the plan assets. For some of our plans, we match a certain level of employee contributions. We also pay certain expenses related to all of our plans. Expenses for all our plans, including our contributions, were $1,321, $193 and $244 for the years ended December 31, 2007, 2006 and 2005, respectively.

(dollars in thousands, except per share data)

17. Guarantor Financial Information

Our Notes are guaranteed by certain of our domestic wholly owned subsidiaries. Such guarantees are full, unconditional and joint and several. Condensed consolidating financial information related to us, our guarantor subsidiaries and our non-guarantor subsidiaries as of December 31, 2007, 2006 and 2005 are reflected below:

Condensed Consolidating Statement of Operations
For the year ended December 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Senior living revenue	$ —	$342,608	$467,326	$ —	$809,934
Hospital revenue	—	—	102,005	—	102,005
Pharmacy revenue	—	—	60,985	—	60,985
Total revenues	—	342,608	630,316	—	972,924
Operating expenses:					
Senior living wages and benefits	—	150,667	259,780	—	410,447
Other senior living operating expenses	—	101,930	100,264	—	202,194
Hospital expenses	—	—	92,449	—	92,449
Pharmacy expenses	—	—	58,012	—	58,012
Rent expense	—	66,854	62,336	—	129,190
General and administrative	—	—	43,373	—	43,373
Depreciation and amortization	—	4,790	8,805	—	13,595
Total operating expenses	—	324,241	625,019	—	949,260
Operating income (loss)	—	18,367	5,297	—	23,664
Interest and other income	—	—	6,152	—	6,152
Interest expense	—	(250)	(6,552)	—	(6,802)
Gain on extinguishment of debt	—	—	4,491	—	4,491
Equity in earnings of subsidiaries	23,326	—	—	(23,326)	—
Income (loss) from continuing operations before income taxes	23,326	18,117	9,388	(23,326)	27,505
Provision for income taxes	—	107	1,303	—	1,410
Income (loss) from continuing operations	23,326	18,010	8,085	(23,326)	26,095
Loss from discontinued operations	—	(14)	(2,755)	—	(2,769)
Net income (loss)	$23,326	$ 17,996	$ 5,330	$(23,326)	$ 23,326

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Senior living revenue	$ —	$ 328,786	$416,111	$ —	$ 744,897
Hospital revenue	—	—	25,494	—	25,494
Pharmacy revenue	—	—	45,195	—	45,195
Total revenues	—	328,786	486,800	—	815,586
Operating expenses:					
Senior living wages and benefits	—	143,329	238,764	—	382,093
Other senior living operating expenses	—	87,773	98,623	—	186,396
Hospital expenses	—	—	22,954	—	22,954
Pharmacy expenses	—	—	44,579	—	44,579
Management fee to SLS	—	8,744	—	—	8,744
Termination expense for SLS management agreements	—	129,913	—	—	129,913
Rent expense	—	65,171	44,085	—	109,256
General and administrative	—	—	33,829	—	33,829
Depreciation and amortization	—	4,192	5,659	—	9,851
Total operating expenses	—	439,122	488,493	—	927,615
Operating (loss) income	—	(110,336)	(1,693)	—	(112,029)
Interest and other income	—	313	6,493	—	6,806
Interest expense	—	(24)	(4,340)	—	(4,364)
Equity in earnings of subsidiaries	(116,665)	—	—	116,665	—
(Loss) income from continuing operations before income taxes	(116,665)	(110,047)	460	116,665	(109,587)
Provision for income taxes	—	—	—	—	—
(Loss) income from continuing operations	(116,665)	(110,047)	460	116,665	(109,587)
Loss from discontinued operations	—	(74)	(7,004)	—	(7,078)
Net (loss) income	$(116,665)	$(110,121)	$ (6,544)	$116,665	$(116,665)

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Senior living revenue	$ —	$314,990	$383,022	$ —	$698,012
Pharmacy revenue	—	—	29,647	—	29,647
Total revenues	—	314,990	412,669	—	727,659
Operating expenses:					
Senior living wages and benefits	—	131,779	224,289	—	356,068
Other senior living operating expenses	—	90,368	88,418	—	178,786
Pharmacy expenses	—	—	28,233	—	28,233
Management fee to SLS	—	21,256	—	—	21,256
Termination expense for SLS management agreements	—	86,286	—	—	86,286
Rent expense	—	64,556	32,952	—	97,508
General and administrative	—	—	28,221	—	28,221
Depreciation and amortization	—	2,562	4,401	—	6,963
Impairment of assets	—	—	1,940	—	1,940
Total operating expenses	—	396,807	408,454	—	805,261
Operating (loss) income	—	(81,817)	4,215	—	(77,602)
Interest and other income	—	170	1,373	—	1,543
Interest expense	—	—	(3,632)	—	(3,632)
Equity in earnings of subsidiaries	(84,159)	—	—	84,159	—
(Loss) income from continuing operations before income taxes	(84,159)	(81,647)	1,956	84,159	(79,691)
Provision for income taxes	—	—	—	—	—
(Loss) income from continuing operations	(84,159)	(81,647)	1,956	84,159	(79,691)
Loss from discontinued operations	—	(272)	(4,196)	—	(4,468)
Net (loss) income	$(84,159)	$(81,919)	$ (2,240)	$84,159	$(84,159)

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 5,422	$ 25,577	$ —	$ 30,999
Accounts receivable, net	—	11,209	47,594	—	58,803
Investments	—	—	69,255	—	69,255
Prepaid expenses and other current assets	—	5,021	18,761	—	23,782
Assets of discontinued operations	—	—	3,178	—	3,178
Total current assets	—	21,652	164,365	—	186,017
Property and equipment, net	—	28,874	102,831	—	131,705
Investment in subsidiary and long term receivable from (to) subsidiaries	200	—	200	(400)	—
Intercompany	229,048	—	—	(229,048)	—
Other long term assets	—	—	42,732	—	42,732
	$229,248	$50,526	$310,128	$(229,448)	$360,454
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and other current liabilities	$ —	$27,823	$ 75,821	$ —	$103,644
Mortgage notes payable	—	—	200	—	200
Liabilities of discontinued operations	—	—	219	—	219
Total current liabilities	—	27,823	76,240	—	104,063
Long term liabilities:					
Mortgage notes payable	—	—	15,810	—	15,810
Convertible senior notes	—	—	126,500	—	126,500
Notes payable to related parties	200	—	—	(200)	—
Other long term liabilities	—	15,161	12,098	—	27,259
Total long term liabilities	200	15,161	154,408	(200)	169,569
Total shareholders' equity	229,048	7,542	79,480	(229,248)	86,822
	$229,248	$50,526	$310,128	$(229,448)	$360,454

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 8,065	$ 38,176	$ —	$ 46,241
Accounts receivable, net	—	13,209	54,582	—	67,791
Investment securities	—	—	50,434	—	50,434
Prepaid expenses and other current assets	—	8,353	32,941	—	41,294
Total current assets	—	29,627	176,133	—	205,760
Property and equipment, net	—	23,061	91,837	—	114,898
Investment in subsidiary and long term receivable from (to) subsidiaries	200	—	200	(400)	—
Intercompany	228,656	—	—	(228,656)	—
Goodwill and other intangible assets	—	—	22,611	—	22,611
Other long term assets	—	3,072	20,070	—	23,142
	$228,856	$55,760	$310,851	$(229,056)	$366,411
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and other current liabilities	$ —	$41,852	$ 57,551	$ —	$ 99,403
Mortgage notes payable	—	—	33,317	—	33,317
Liabilities of discontinued operations	—	—	209	—	209
Total current liabilities	—	41,852	91,077	—	132,929
Long term liabilities:	—				
Mortgage notes payable	—	—	11,454	—	11,454
Convertible senior notes	—	—	126,500	—	126,500
Notes payable to related parties	200	—	—	(200)	—
Other long term liabilities	—	6,431	21,667	—	28,098
Total long term liabilities	200	6,431	159,621	(200)	166,052
Total shareholders' equity	228,656	7,477	60,153	(228,856)	67,430
	$228,856	$55,760	$310,851	$(229,056)	$366,411

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow Statement
For the year ended December 31, 2007

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from operating activities:					
Net income	$ 23,326	$ 17,996	$ 5,330	$(23,326)	$ 23,326
Undistributed equity in earnings of subsidiaries	(23,326)	—	—	23,326	—
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	—	(13,663)	29,109	—	15,446
Net cash provided by operating activities	—	4,333	34,439	—	38,772
Net cash (used in) provided by discontinued operations	—	14	(204)	—	(190)
Cash Flows from investing activities:	—			—	
Capital expenditures	—	(25,978)	(47,445)	—	(73,423)
Proceeds from the sale of property and equipment	—	15,391	32,277	—	47,668
Other, net	—	3,597	(2,837)	—	760
Net cash used in investing activities	—	(6,990)	(18,005)	—	(24,995)
Cash Flows from financing activities:	—			—	
Change in borrowings, net	—	—	(28,829)	—	(28,829)
Net cash used in financing activities	—	—	(28,829)	—	(28,829)
Change in cash and cash equivalents	—	(2,643)	(12,599)	—	(15,242)
Cash and cash equivalents at beginning of period	—	8,065	38,176	—	46,241
Cash and cash equivalents at end of period	$ —	$ 5,422	$ 25,577	$ —	$ 30,999

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow Statement
For the year ended December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from operating activities:					
Net loss	$(116,665)	$(110,120)	$ (6,545)	$ 116,665	$(116,665)
Undistributed equity in earnings of subsidiaries	116,665	—	—	(116,665)	—
Adjustments to reconcile net income to cash (used in) provided by operating activities, net	—	118,138	(190,151)	—	(72,013)
Net cash (used in) provided by operating activities	—	7,944	(196,622)	—	(188,678)
Net cash provided by discontinued operations	—	74	7,004	—	7,078
Cash Flows from investing activities:					
Capital expenditures	—	(17,481)	(39,621)	—	(57,102)
Proceeds from the sale of property and equipment	—	9,425	14,304	—	23,729
Other, net	—	1,027	2,578	—	3,605
Net cash used in investing activities	—	(7,029)	(22,739)	—	(29,768)
Cash Flows from financing activities:					
Proceeds from issuance of common shares, net	—	—	115,291	—	115,291
Change in borrowings, net	—	—	125,942	—	125,942
Net cash provided by financing activities	—	—	241,233	—	241,233
Change in cash and cash equivalents	—	989	28,876	—	29,865
Cash and cash equivalents at beginning of period	—	7,076	9,300	—	16,376
Cash and cash equivalents at end of period	$ —	$ 8,065	$ 38,176	$ —	$ 46,241

(dollars in thousands, except per share data)

17. Guarantor Financial Information (Continued)

Condensed Consolidating Cash Flow Statement
For the year ended December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash Flows from operating activities:					
Net loss	$(84,159)	$(81,919)	$ (2,240)	$ 84,159	$ (84,159)
Undistributed equity in earnings of subsidiaries	84,159	—	—	(84,159)	—
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	—	80,230	(57,034)	—	23,196
Net cash used in operating activities	—	(1,689)	(59,274)	—	(60,963)
Net cash provided by discontinued operations	—	272	4,196	—	4,468
Cash Flows from investing activities:					
Capital expenditures	—	(19,722)	(90,631)	—	(110,353)
Proceeds from the sale of property and equipment	—	7,769	88,379	—	96,148
Other, net	—	12,796	(14,232)	—	(1,436)
Net cash (used in) provided by investing activities	—	843	(16,484)	—	(15,641)
Cash Flows from financing activities:					
Proceeds from issuance of common shares, net	—	—	56,613	—	56,613
Change in borrowings, net	—	—	2,748	—	2,748
Net cash provided by financing activities	—	—	59,361	—	59,361
Change in cash and cash equivalents	—	(574)	(12,201)	—	(12,775)
Cash and cash equivalents at beginning of period	—	7,650	21,501	—	29,151
Cash and cash equivalents at end of period	$ —	$ 7,076	$ 9,300	$ —	$ 16,376

18. Selected Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2007 and 2006:

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$237,028	$240,138	$244,598	$251,160
Net income (loss) from continuing operations	5,480	5,146	8,592	6,879
Net income (loss)	4,764	4,080	7,761	6,722
Net income (loss) per common share—Basic	$ 0.15	$ 0.13	$ 0.24	$ 0.21
Net income (loss) per common share—Diluted	$ 0.15	$ 0.13	$ 0.22	$ 0.19

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$190,024	$193,132	$197,937	$234,570
Net income from continuing operations	3,103	(85,928)	5,878	(32,640)
Net income	1,657	(87,191)	3,199	(34,330)
Net income (loss) per common share—Basic	$ 0.08	$ (2.82)	$ 0.10	$ (1.09)
Net income (loss) per common share—Diluted	$ 0.08	$ (2.82)	$ 0.10	$ (1.09)

(dollars in thousands, except per share data)

19. Subsequent Events

In January and February 2008, we leased nine senior living communities with 1,032 units which Senior Housing acquired from third parties. Eight of these communities are assisted living communities (one of which offers some skilled nursing services and one of which offers some independent living services) and one is a continuing care retirement community which offers independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these nine communities is $10,740 per year, plus future increases calculated as a percentage of the revenue increases for all of these communities after 2009. We added these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources.

We currently intend to lease from Senior Housing 15 additional senior living communities with a total of 772 units which Senior Housing has agreed to purchase from three unrelated parties. All of these communities are assisted living communities. We expect our rent to Senior Housing for these 15 communities to be $11,928 per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2009. We intend to add these communities to our existing lease with Senior Housing which has a term ending in 2020, with renewal options thereafter. Residents pay a majority of our charges at these communities from their private resources. Senior Housing's purchase and our lease of these properties are contingent upon further diligence, consent from mortgage lenders and other customary closing conditions. We can provide no assurance that we will lease these properties.

At December 31, 2007, we had $61,800 invested in ARS, which we classified as current assets and $500 in ARS included in our self insurance reserves classified as restricted investments on our balance sheet. As of February 28, 2008, we have $74,900 and $500 of ARS in these accounts. After successful auctions in January 2008, starting in February 2008 as a result of recent changes in the capital markets, auctions affecting approximately $43,300 of our ARS failed to close on their settlement dates. We do not know if auctions affecting the balance of our ARS; or future auctions for the ARS securities which have failed, will successfully close on future auction settlement dates.

Our ARS consists primarily of bonds issued by various entities to fund student loans pursuant to the Federal Family Education Loan Program. The maturities of our ARS range from 2032 to 2047. However, historically we have had the option to liquidate our investments in the ARS whenever the interest rates are reset at auctions, usually every 35 days. All of our ARS were rated "AAA" by at least one nationally recognized debt rating agency when we made these investments, and, to our knowledge, none of these ratings have been reduced. Pursuant to the terms of our ARS, whenever reset auctions fail to close, the interest payable to us on these ARS increases. We are presently monitoring developments in the ARS markets together with the broker dealer who has marketed the ARS which we own, but based upon our analysis of impairment factors, we have determined that our ARS are not impaired at this time and that the value of these investments is approximately equal to their carrying value.

The funds which we invested in ARS were funds we were holding to invest in potential acquisitions which we have not yet identified or to satisfy longer term self insurance obligations. Accordingly, these funds are not needed to fund our current operations and we do not expect that the failure of auctions affecting our ARS holdings to have a material adverse impact upon us, unless the ARS market remains illiquid for an extended period, our ARS' ratings are reduced and/or the value of these securities declines. Nonetheless, the current illiquidity of these investments may mean we are unable to take advantage of other investment opportunities which would grow our operating businesses.

CORPORATE INFORMATION

EXECUTIVE OFFICES
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
617.796.8387
www.fivestarqualitycare.com

EXECUTIVE OFFICERS
Evrett W. Benton
President and
Chief Executive Officer
Bruce J. Mackey Jr.
Treasurer,
Chief Financial Officer
and Assistant Secretary
Rosemary Esposito, RN
Senior Vice President,
Chief Operating Officer and
Chief Clinical Officer
Maryann Hughes
Vice President and
Director of Human Resources
Travis K. Smith
Vice President,
General Counsel
and Secretary

BOARD OF DIRECTORS
Bruce M. Gans, M.D.*+
Independent Director of
Five Star Quality Care, Inc.,
Chief Medical Officer
Kessler Institute for Rehabilitation
West Orange, New Jersey
Barbara D. Gilmore*+
Independent Director of
Five Star Quality Care, Inc.,
Law Clerk of the United States
Bankruptcy Court
Worcester, Massachusetts
Arthur G. Koumantzelis*
Independent Director of
Five Star Quality Care, Inc.,
President and Chief Executive Officer
AGK Associates LLC
Lincoln, Massachusetts
Gerard M. Martin+
Managing Director of
Five Star Quality Care, Inc.,
Director of Reit Management
& Research LLC
Newton, Massachusetts
Barry M. Portnoy
Managing Director of
Five Star Quality Care, Inc.,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

**Member of Audit, Compensation and Nominating and Governance Committees*
+Member of the Quality of Care Committee

DIRECTOR OF INTERNAL AUDIT
William J. Sheehan

MANAGER OF
INVESTOR RELATIONS
Timothy A. Bonang

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR
Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
866.877.6331
www.shareowneronline.com

ANNUAL MEETING
Our annual meeting of shareholders will be held on May 15, 2008, at 2:30 p.m. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2007 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.fivestarqualitycare.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA
Our shares of common stock are traded on the American Stock Exchange, or AMEX, under the symbol FVE. The following table sets forth the high and low prices of our common shares in 2006 and 2007 as reported on the AMEX composite tape:

Quarter Ended	High	Low
March 31, 2006	$ 12.10	$ 7.70
June 30, 2006	11.64	9.20
September 30, 2006	11.95	8.75
December 31, 2006	11.25	9.43
March 31, 2007	$ 12.46	$ 9.60
June 30, 2007	11.01	7.28
September 30, 2007	8.60	6.07
December 31, 2007	10.20	7.55

As of March 4, 2008, there were approximately 3,000 holders of record of our common shares and we estimate that as of such date there were in excess of 35,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the AMEX composite tape on March 4, 2008, was $6.90.

We have not paid any dividends in the past and do not expect to pay dividends in the future.

As of January 1, 2007, we had reserved 416,700 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan. As of December 31, 2007, we had reserved 2,645,500 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan.

END